Filed by The Royal Bank of Scotland Group plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: ABN AMRO Holding NV

Commission File Number: 001-14624

Date: May 30, 2007

Important Information

In connection with the potential transaction involving ABN AMRO, the Banks expect to file with the US Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such documents without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This communication includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, "plans", “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the potential transaction, including the receipt of required regulatory and anti-trust approvals, the successful completion of the potential transaction or any subsequent compulsory acquisition procedure, the anticipated benefits of the potential transaction (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks and the integration of such businesses and assets by the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

The following is a transcript of remarks made during an analyst briefing and question and answer session with Sir Fred Goodwin of Royal Bank of Scotland, Alfredo Saenz of Santander and Jean-Paul Votron of Fortis on May 29, 2007. A webcast of the session was posted on Royal Bank of Scotland’s website, www.rbs.com, on May 29, 2007.

SIR FRED GOODWIN (Chief Executive, Royal Bank of Scotland): Good morning everyone, a very warm welcome from me and from Jean-Paul and from Alfredo. Self-evidently we are here this morning to talk to you about this morning’s announcement, our proposed offer for ABN Amro, and all of the details which we have published today which we hope will very much put the ‘flesh on the bones’ of what we have talking about and what’s been out there in the market for a little while now.

You are not expected to read that just now (disclaimer slide)—it is in the document and it is a sign of the times we all live in. It is important information and so I am required to bring it your attention.

Perhaps even more important information here on this slide, the agenda for this morning. We are going to run through a consortium presentation just now covering the rationale from the consortium’s perspective and then a little vignette of what is interesting to each of the individual consortium members. Following on from that there will be separate presentations during the course of day to allow consortium members to explain for themselves what it means for them.

I think one of the features from hereon in is that clearly the benefits of this transaction are clear—we hope they are clear!—and set out today but they are different for each of the consortium members, so from an IR perspective individual consortium members will be doing their own thing; it will be ‘business as usual’ from hereon in. But clearly this is a moment in time for the consortium to explain what it’s about and I sure there will be others as we going forward.

But most of the effort going forward will be institution buyer, institution to explain the case, to our investors. As you can see from that agenda, there will be more during the course of the day and I am sure there be many more opportunities in the days and weeks ahead as we have the chance to have dialogue with all our investors and as many as wish to.

There has been a lot talked about this transaction already. From our point of view not enough about the core commercial and business rationale of what we are trying to do, and again one of our objectives in the documentation we are putting out today is to try and put that right.

ABN Amro has many good businesses, many attractive franchises and operates in many attractive markets. That is again something that perhaps got a little bit lost in all of the rhetoric that has been around the subject. It is widely spread across many products and many geographies, and that is both a strength and a weakness, and we will come to touch on that a little bit later.

It is clearly highly complex. Some of that is necessary to be the organisation of the type that it is and some we believe is unnecessary and at the core of many of our synergies is making the organisation simpler and less complex than it is at the moment. It is also worth noting is the fact that ABN themselves acknowledge that their current strategy cannot go forward without a partner and without change.

The consortium is well placed to address all of these issues. We believe we have a particularly comprehensive strategic fit between the individual consortium members and the totality of ABN Amro. We have extensive knowledge of all of the main markets in which ABN is operating and I think that brings real strength to the consortium and real credibility not just to the synergies but also to the prospects for the business and our plans for the business going forward.

Equally importantly, we all have proven track records of integration. There will be significant integration activity and beyond integration we all have a strong track record in actually growing businesses. There is no point in getting involved in a transaction like this simply to achieve the synergies, key to it is taking the business forward and growing all the franchises that we are acquiring.

But you will have gather a sense from the proposals and from the numbers that we come on to discuss today that we see substantial opportunities to create value for Shareholders and for customers and for employees.

We believe we can create stronger businesses. ABN has many businesses, some of them strong but the majority not. There are simply too many businesses there to have been invested in adequately over the years; there are too many sub-scale businesses within the Group. The consortium members have the capability and the intention of addressing those issues and building strong businesses within enhanced market presence and growth prospects.

The cost saving opportunities are clear and we will talk more about those later. More importantly though, and in fact crucially, there are plenty of opportunities for sustainable increase in profitability through revenue growth.

We have confined ourselves to synergies which will arise from the transaction. We have not brought in improvement schemes that each of us were thinking about individually and separately, so the numbers we are talking to you about today relate to the deal itself. And we are confident that we create more transaction benefits than any single purchaser of this business could create.

The proposed offer terms: I will not labour these. They are very clear from the document—I know from speaking to some of you, you are already there, you have got these.

€38.40: we increased the cash proportion since we first announced; we up at just under 80 per cent now. The capital raisings are all fully underwritten—I know that was a subject of interest certainly in the media. They are fully underwritten and sub-underwritten.

There are some important pre-conditions to the offer, again you will understand what those are and why those are. They are largely outwith our control at this point but we have the sense that they will be resolved shortly.

We have held back a euro, as you would see, by way of deferring part of the consideration until resolution of the LaSalle issues in one way,

shape or form. We think this is the neatest and most straightforward way of addressing the issues which arise, whatever they may be in relationship to LaSalle.

You would have seen that we have been in discussions with Bank of America, those discussions have been amicable and professional but, as we speak, they are not ongoing so we don’t know what the outcome of those may or may not be.

But we will certainly welcome the opportunity of a dialogue with ABN Amro and we have an ongoing dialogue with ABN Amro management and we would welcome the opportunity to speak more with Bank of America.

Allocation of the businesses: we will pick this up in more detail later, but again it is interesting when you look at this slide to see what has gone into each business is pretty much what everyone speculated would go into each business.

It is a very logical division of ABN’s businesses. There are one or two little wrinkles as you get below the surface but I don’t think there is any real need to go through this because it was all I think screamingly obvious why we would split the business up in this way, again one of the compelling attractions of forming a consortium between the particular partners we have.

A little bit at the so-called rump, on this slide. There are some shared assets, there are some shared costs around the Head Office that we as a consortium will deal with collectively, and that will be ongoing. Even after the individual businesses have been separated out we will deal with those collectively in our respective shares until they are ‘put to bed’.

Share of consideration, share of profits: just to help those of you who work out numbers in all these things, to see how the business has been split numerically. We will come on in a moment to speak about what’s in this for each of the individual consortium members—both Jean-Paul and Alfredo can do this much better than I can—so I don’t propose to labour the individual elements.

But they are very, very clear I think and very, very crisp strategic and business reasons, leaving aside financial reasons, why this is attractive to each of the consortium members.

For Fortis, we will end up with a clear Benelux champion who will be able to continue to build on the strengths of the ABN brand, which are considerable in Holland. They have a very strong private bank with great growth prospects and a strong asset management business again with excellent growth prospects, and Jean-Paul will return to this.

From an RBS perspective, three clear strands. Far and away the most attractive—and actually this rather goes against much of the run of play and the run of commentary up until now—but the big thing for us is actually the Global Banking & Markets opportunity and I’ll come back to talk about that in a little minute as well. That is the single and most important and most substantial attraction from our perspective.

Citizens and LaSalle: not in fact just the obvious Citizens attraction of buying another bank in United States. LaSalle is a very particular type of asset, strong in commercial banking where Citizens historic strengths have been more in retail.

As you have heard me saying at previous Results Presentations it is our intention, and indeed we are as we speak building up our own commercial presence in the United States, so LaSalle and its strong commercial bias would help us significantly in that, if anything the retail parts of LaSalle are of lesser importance and significance to us. There are some very interesting national businesses within LaSalle also.

Last, but by no means least, there are good retail opportunities within the ABN Amro franchise, particularly through Asia. They are not large at this point in time. We wouldn’t propose to pursue all of them but they are some interesting options created there, 27 branches in India for instance—it is very difficult to get banking licences in India and it is a very attractive entrée into that market.

It clearly accelerates some existing strategic priorities of RBS, to grow our corporate and institutional banking platform outwith the UK to make it more global, to develop a strong platform in US mid-corporate businesses and to expand our presence generally in Asia Pacific. And of course there is an over-riding consideration, it’s our objective to grow our business outside of the United Kingdom.

For Santander, again a very crisp and clear rationale, to become Number 3 in Brazil by network, by loans, and significant economies of scale available to Santander in Brazil as a result of this transaction. Great geographic and product complementarity.

Italy: a market Santander has been looking to get into for some time, a good quality franchise in Antonveneta, but one which has got great opportunities for further growth and further synergy as part of the Santander family.

Also a consumer finance business, where Santander has been building up now over the years quite a significant consumer finance presence in Europe and the consumer finance business within ABN Amro would be an easy and natural fit with that business.

What are we going to do? Well, maintaining an orderly process throughout this is paramount. On Day 1 what happens is that a subsidiary of RBS acquires all of ABN Amro—full stop! The first priority at that point is to stabilise the business, to stabilise any issues with customers, any issues with employees, to bring as much stability and certainty as we can.

Key to that will be the first 45 day plan, what we do in the first 6 weeks to validate the plans we already have. We have got quite detailed plans in each of the consortium partners as to what we are going to do and it will be our intention to validate all of those, to socialise those within ABN Amro and to start moving forward with the consultations with the employee bodies and regulators.

We have already had consultations with the employee bodies, the Works Council and with the regulators in Holland and elsewhere, but that is an ongoing and continuous process and clearly that will be a key part of the process in the first 45 days. And, of course, even within the first 45 days we will be able to begin to start separating out the business units.

IT systems: in simple terms they go with the businesses that they support. If only it was as easy as that! There will clearly be some central systems that are shared amongst the businesses and actually one of the things which quickly emerged in our discussions with the consortium partners is that might actually be the best thing for them.

We might all be able to enjoy superior economics by carrying on sharing the platforms. In an environment such as ABN’s where there is already plenty of outsourcing, off-shoring etc. of IT, it is not a particularly radical development—the notion that we might end up sharing some of those IT platforms as not just the simplest way forward but also the most economically rational way forward.

Central functions and shared assets: as I said before, we will maintain a shared economic interest in those and value them and operate them in the most economically rationale and sensible fashion.

A lot has been talked about the complexity of doing what we are proposing to do, of splitting up the group. I offer up a simple schematic now, which those who will be involved in the process will hate me for because it will be nothing like as simple as this. But it is worth remembering that we are making a relatively limited number of incisions or changes.

Most of what RBS is acquiring stays in ABN Amro and doesn’t move, so Business Unit North America, Asia, Europe ex-Antonveneta stays put, nothing happens to it, it stays where it is.

There are some discreet parts of the business which will be separated, Banco Real and Antonveneta to Santander; Private Clients and Asset Management to Fortis; LaSalle, hopefully won’t go anywhere, and will also stay put. So a relatively simple uncoupling of those businesses.

It leaves us then with just one issue. It is not an easy issue but it is just one issue and it is a separation out of Business Unit Netherlands to Fortis. There is no rush, it is not a race, we will working together collaboratively and co-operatively to drive out the economic benefits.

Fortis will be running the business from the outset and we will work collaboratively to separate it. But in terms of complexity that is the only piece that is faintly out of the ordinary in what we are proposing to do with the ABN Amro Group.

There are many benefits for customers and employees, and I think I will leave it to Jean-Paul and Alfredo and indeed to myself to explain that in the context of our own businesses, but we are very clear in particular around employees, that we are actually creating a platform here which has got better prospects for growth going forward.

ABN have been cutting jobs for a number of years now in the face of deteriorating financial performance; they have been selling businesses for similar reasons. The platform we are putting forward now will involve job creation and growth going forward, as we have all demonstrated previously in transactions we have completely successfully.

It is our intention to make fair appointments. That seem very innocuous as a sentence there on this slide, but what that means is that decisions as to who gets what job will be made on merit having regard to ABN employees and our own employees. It does not follow from this that all job losses would come from ABN Amro people.

We would anticipate that there will fewer current employees affected by this than there would be under the Barclays proposals and it our firm intention regarding job losses in the Netherlands that we will be able to achieve these through natural turnover, redeployment and voluntary redundancy.

All of the banks have a strong track record of successful integration and successfully delivering or exceeding the delivery of promised benefits, and you are familiar with that already and so I don’t need to labour that slide.

You will have seen from the pack that there are very substantial synergies available here. I think one of the particular strengths of the synergy package, if you like, is that they are mainly de-duplication benefits. They’re mainly as a result of the fact that we have in-market overlap with the ABN Amro businesses, so I think in terms of risk of delivery they are pretty low.

Integration costs: we’ve made I think pretty full allowance at this point for integration costs. I think there is a greater prospect of them being lower than that number than higher, which I think is where you would generally want to pitch estimates of integration cost.

And it won’t come as a surprise I guess if we are buying businesses which are attractive, which we feel have got good growth prospects, where we have strong overlap and good cost and revenue synergies, you will be ‘astonished’ to learn that it produces very attractive financial returns for all of our respective groups of Shareholders, and this is a subject we will return to later.

But there are distinct challenges involved with this transaction but we do believe that the benefits fully justify our involvement.

Next steps: we get a little bit caught up in legal process here and Dutch takeover process. We aim to move just as quickly as we can; the time-table begins now. We move into a phase of pulling documents together.

There are some external events going on in terms of the court and when ABN would call Extraordinary General Meetings of Shareholders that are not under our control, but insofar as anything is under our control it is ‘full steam ahead’ at this point and we would anticipate that we can complete the transaction by the end of this year.

So, what I would like to do now is hand-over to Jean-Paul, then to me and then to Alfredo and we will go through the detailed rationale for our individual businesses. Thank you.

MR. JEAN-PAUL VOTRON (Chief Executive, Fortis): Thank you, Fred, and good morning, ladies and gentlemen. It is a great pleasure to be here and being able to tell you a little bit about Fortis in the frame of the consortium.

This is clearly a very important deal for our company. On of the basis of 2006 the ABN Amro portion would represents 28 per cent of profits, so it is quite sizeable.

The combination of Fortis and ABN Amro is tremendous. Why? Because clearly fits one of the ambitions for this company, which was to create a diversified source of earnings and strong and addictive streams, and quite clearly you can find that, as an example, through the retail business.

Just on retail, to give you size, we are going to deal with more than 10 million clients, with 2,500 branches mainly located in the Benelux, and this is a tremendous opportunity to work on lots of things which you are all familiar with: unit costs, quality investments in marketing, investment in technology, etc.

By the way, by saying that, it doesn’t mean that our focus goes away from the Benelux to less international. We confirm or target 30 per cent of our profit—here is a slide by the way—internationally as well, so it is a very good combination.

Let me show you a slide, which we are very proud to show. This tells you what the position of Fortis/ABN Amro will be eventually in the

Benelux. The Benelux is an important region, as I said. Why? Because the Benelux enjoys a GDP per capita which is quite attractive and higher than the one of France, for example, Germany or the UK.

It is also one region which in the Eurozone is still growing nicely and higher than the average of the Eurozone, so it does represent quite a tremendous potential; also from an asset pool standpoint it is quite attractive.

As shown on this slide, we like to use this growth square, as you know for the ones who have been following our company. We have talked extensively about growth in the last few years. We have delivered on that quite superior returns and I think this deal has got to be put in the frame of that core strategy with enhanced efficiency.

I have already mentioned that this transaction will accelerate the growth. There are four reasons for that and this can be seen in the bubble chart.

Actually, if you look at what we call the growth engines for the business, you can see that these are going to almost double to €6 billion in terms of revenue. In terms of relative share of the growth engines it will rise from 31 per cent to 37 per cent of total banking revenue, so this is really the future businesses as they can grow.

The competitive position of some of these growth engines, and I mentioned for example private bank, are going to be exceptional, and asset management as well.

And then we just insist again upon the important factor of the Benelux retail franchise where we will have the ability to create a mass business but with a very well defined differentiated service level by client segments and so on investing in, as I said, innovation, marketing, branch distribution, network, etc.

As you have heard, it is our intention to acquire ABN Amro Business Unit in the Netherlands, as we define it, retail bank and commercial banking operations excluding the global markets, also clients and Interbank consumer finance unit. This was already shown by Fred in a previous slide. Clearly we are very happy to strengthen our position in the Netherlands.

The four blocks on the slide speak for themselves, so let me just emphasise a few key messages. As you can read from the rankings, Fortis will become the clear leader in that region. The banking operations in the Netherlands will contribute to about 18 per cent of our profits going forward, which goes back to the point I was saying about sustainability of these earnings.

The business, of course, shows the largest synergy potential, about 38 per cent of the synergies amounting to about €0.5 billion, and this is without taking into account the central cost savings of IT and headquarters.

Finally, and Fred has already mentioned it, we are going to leverage the great value of the brand as well. There has been a lot of equity in that brand and we want to preserve it and leverage it and combine it with our vision of Fortis as well.

Asset management: as you will recall, we have numerous times said that we wanted to ‘beef up’ the size of our asset management business, which by the way is doing very well because it delivers about €100 million of net profit. By combining these two entities we will be one of the top asset managers in Europe with €314 billion of assets under management and a net profit of €236 million.

The combined entity will dispose of all necessary ingredients to be further successful, being from a product standpoint, being from a present standpoint and extremely important, the discipline of the talent pool. We are also forecasting synergies of about €160 million in asset management.

You are all familiar with the private banking operations of Fortis. We have invested in the last few years a lot in that business. We also combine it with our commercial banking operations so that we can be the bank of the entrepreneur and also for his own business, and it is a very successful combination. We will be the Number 3 private bank in Europe—this is very important—with more than €220 billion of assets under management.

In this respect, by the way, this is not a new adventure for us because you will remember that Fortis acquired MeesPierson from ABN Amro. We made it a core activity for ourselves, developed it internationally as well and I think it is doing extremely well as we speak.

This is an important slide about synergies. We are projecting €1.3 billion of synergies by 2010. 86 per cent, or more than €1 billion, of these synergies relates to cost efficiency, so it is quite an ambitious plan. They represent 21 per cent of the relevant combined cost base or 28 per cent of ABN Amro’s cost base as they will be fundamentally realised within the domestic market place.

The integration costs are estimated to amount to about €1.5 billion and, as Fred has already mentioned, we have a tremendous experience in terms of restructuring and integrating. We have done this for the last 15-16 years in our activities, and very successfully by the way, always with the delivery of the results or better than expected results.

This slide summarises all the financials of the proposed transaction and total consideration of €24 billion equals 10 times the 2007 estimated earnings, including full post-tax benefits—it is actually 9.8 times to be precise! Around 60 per cent of the financing will be raised through a rights issue.

Let me also emphasise in respect of our solvency, our objective with the financing mix is to keep the Fortis Bank core Tier 1 ratio at least 5.7 per cent and the Tier 1 at 6.7 per cent immediately after completion in line with our current ratio.

We will deliver an ROI—return on investment—including the synergies of 11 per cent, and this allows Fortis to accelerate its cash EPS CAGR 2006-2011 by 1 per cent to around 13 per cent.

Let me share with you the social aspect of this deal. This is extremely important, particularly in the Netherlands. The combined forces of Fortis and ABN Amro will amount to about 82,000 employees world-wide and there is an overlap of 6,443 functions. The function overlaps, at the end of this, of ABN Amro will fall under the combined responsibility of the consortium These overlaps are estimated at about 1,100 people on the total Head Office people of 4,438, and Fortis will take its share.

In terms of FTE reduction, I can just highlight the following: that this is representing about 7 per cent a year. If I take the run-rate, and in fact if you take Fortis altogether, we have increased our numbers of FTEs through the years so we think this will be a do-able operation.

It is also the intention of the consortium to create an employment office which will make possible and more easy to take care of all the social aspects of the people and offering the opportunity to move them around the various franchises. We know that people are the greatest asset of any business and, believe me, we are always taking a lot of care in terms of making sure this works in the best possible way.

Let me maybe conclude by saying that we are company which has a commitment to the Dutch stakeholders. We want this to be a “win-win” situation for all stakeholders by the way, ABN Amro and Fortis, and I think the great movement here is to create a top, leading company in the Netherlands which will give a chance to further the Benelux and expand internationally as we have done as well.

For the employees, we know the country, we have been working there. Our past history goes back 300 years, so we think we have a good understanding of what working in the Netherlands means. We have also a strong commitment to sustainability and to sustained development and social responsibility. Maybe to conclude on that note, it should be known that 25 per cent of our employees in the Netherlands are involving themselves on projects which are of a social nature.

That was my quick overview of Fortis—and maybe I can ask Fred to follow?

SIR FRED GOODWIN: Thank you, Jean-Paul. In the same vein as Jean-Paul I would now just like to run through very quickly in a little bit detail the view of the world from the RBS perspective in the businesses that we are acquiring.

As I said a few moments ago, three clear strands of interest for us which by far and away the biggest and most important is the GBM opportunity, bringing it together with ABN Amro Global Wholesale Business is a very material part of what we are talking about; Citizens and LaSalle another obvious element; and the International Retail Businesses. All of them I think are important because they advance existing strands of RBS strategy and bits of RBS strategy which are already well under way.

To the right-hand side of the slide you will see the impact it makes on the proportion of our earnings which come from outside of the UK, but just as importantly the split of earnings from outside of the UK take on a different shape and nature also.

Looking at each of the opportunities in turn, the GBM opportunity: ABN have some very good businesses in this area but, as I was saying earlier, there is a sort of sense to which they are ‘wide and thin’ and we are ‘tall and deep’. We have moved from strengths we had in the United Kingdom. We moved firstly into Europe, then building out in the United States, which is an ongoing activity, and then building out into Asia Pacific.

ABN are already in these places but not with the depth of customer relationship and not with the product range which really we think is necessary to make those businesses successful. So some pretty good complementarity there and pretty good opportunity.

I think this slide captures it very well. Over on the left-hand side it just gives you a sense of our respective league table position and the resulting league table positions of the combined organisations.

Some very clear areas where RBS is much stronger than ABN, some very clear areas where ABN is much stronger than RBS, and some areas where we are both ‘at the races’ but become very strong in combination, and that to me is one of the key slides in all of this. It is not that the world is all about league table positions, but it just encapsulates the complementarity and synergy which exists within this part of our business.

Just as importantly in the top right of the slide you will see the depth of customer relationships and number of customer relationships and where we respectively have them. We come out of this with Number 1 in the UK, Continental Europe and strong in the United States and strong in Asia Pacific. This is a very, very strong corporate bank which results from this transaction.

As you can see from the mix of its income down at the bottom right there, a well spread organisation, still plenty of room for growth but a very material and substantial business and clearly better than the sum of the parts.

The numbers work too. On this slide, the ABN Amro problem I guess is there for all to see in the column showing its P&L Account. You don’t have to make a huge amount of headway into that to get down towards our number to realise there is significant value to be realised, and you can see that down at the bottom of the slide, the proportion of the synergies and transaction benefits which come from this strand of the project.

Citizens and LaSalle: I touched on that earlier too. The big opportunity is to accelerate our strategy of building out into the commercial banking arena within the United States. It is profitable and relatively under-populated in terms of serious competitors. We are already a significant player there. LaSalle would move up right up the rankings in one fell swoop, so it is very attractive.

The retail banking part is attractive too but it is really of a second order of magnitude, a second order of priority, and there are some interesting national businesses which come with it too.

You see in the top left-hand side of this slide that complementarity I was talking about; it is almost precisely the inverse of Citizens in terms of it business mix. The combined business very well balanced between retail and commercial.

You can see on the right-hand side just some of the market shares and some of the underlying activities and you will again see a sense that we complement each other very well. A very clear overlap: this doesn’t expand the geographic empire at all in the United States. It is a complete overlap with the Citizens business.

On this slide, the numbers again: a pretty clear story on the P&L side of things. Moving towards the Citizens cost:income ratio gets us some very attractive returns, a very substantial opportunity.

I would just draw your attention to the sale of securities figure. LaSalle has a chunk of mortgage-backed securities which we would be inclined to dispose of as part of this process. There is a slight dis-synergy there; we like the capital generated and we prefer the risk profile without that in the business, but again just to draw your particular attention to that in arriving at the net figure for revenue gains of about €111 million.

They are all based, as all of our synergies are, on quite a number of detailed individual underlying initiatives. It is not that we are going to do one single thing to drive out any of these cost benefits or any of these revenue benefits; they are very well spread and pretty low risk as we perceive them.

The retail businesses: I suppose if I draw your attention straightaway to the bottom left of that slide, we’ve assumed nothing in terms of synergies from these businesses. I don’t for a minute think that is the case. I think there is very significant growth opportunities here and some very significant revenue opportunities, but at the moment they are pretty de minimus in the overall scheme of things.

They make about €88 million profit before tax; they are very much a rag-bag of individual businesses. Some of them individually make more profit than that and you will be able to work out that there are some that don’t make a profit, some because they are in a formative stage and some because they shouldn’t be there anymore. So, quite a lot of sorting to do around these businesses but some very important individual positions.

I mentioned India. It is difficult to get banking licences in India and to acquire a business which is already profitable and already operating through 27 branches is something worth acquiring.

One of the features of ABN’s operations also in this area is that they have deployed money transmission product in most of these areas. Money transmission is an expensive product to deploy. It is probably not the one we would usually deploy first but given that it is deployed it does give a tool that wouldn’t otherwise be there and it does gives us something which is both ‘sticky’ and attractive for retail customers.

I don’t think if we are standing here in a year’s time that we would be going forward with all of these businesses but I think we would be there with most of them and we would be looking to invest and develop some of the very interesting opportunities which come in some very high growth market places.

Transaction benefits: again you’ll see just quite the significance of what we are talking about in CBM, by far the lion’s share of the transaction benefits, both of cost and revenue. A whole range of underlying initiatives—I am happy to talk about those later and to give you some more sense of granularity around what they are.

Transaction financials: very attractive. We don’t look at a lot of transactions in the Group that come forward as attractive as this and as large as this. We have tried to be pretty conservative in pulling our numbers together. We are not ‘shooting the lights out’ to arrive at these numbers. I think they make good business sense and fully warrant the effort which will be required.

This will be a difficult transaction to land and there will be a lot of hard work required to deliver all of these integration synergies, but we believe these returns fully warrant it from the perspective of our Shareholders.

So thank you very much. And I am now going to hand-over to Alfredo who will walk you through the Santander presentation!

MR. ALFREDO SAENZ (Chief Executive, Santander): Good morning all of you. I would like to explain to you why I think this is an excellent deal for Santander both from a strategic and from a financial point of view. I will start with the strategic rationale.

We are buying assets in markets we like and which we know very well. Within those markets we are acquiring banks with excellent footprints which we think have excellent growth opportunities. We are extremely confident that we can generate value in these markets.

We think we can achieved substantial efficiency improvements and can create stronger businesses which will be better prepared to grow and take advantage of opportunities in their markets. We have a clear vision as to what we need to do to generate that value. We have successfully executed similar integrations in the past.

In Latin America we have integrated large banks in the three major markets: Brazil, Mexico and Chile. In Europe, we are successfully executing the cross-border integration in the UK and we are delivering synergies in excess of the announced targets. Therefore, I think this deal is compelling from the strategic point of view.

However, on top of any strategic considerations the numbers need to add up. We have announced two financial criteria: any deal must be EPS enhancing and must deliver a return on investment in excess of our cost of capital by the third year. This deal comfortably exceeds these hurdles. It is EPS enhancing from the first year and it allows us to reach a return on investment in excess of 12.5 per cent by 2010.

Then we’ll discuss the acquisition of each business in more detail. I will start with Brazil, which represents the bulk of ABN Amro’s Latin American businesses.

This acquisition will allow us to achieve a step-up in terms of scale. We will have the second largest deposit base in the country and the third largest distribution network.

On top of that we think there is an excellent fit between Santander Banespa and Banco Real from a geographical as well as from a product and client base point of view. We think that by integrating both franchises we can generate significant in-market synergies with limited execution risk.

In summary, this acquisition will allow us to take a qualitative leap not only in terms of size but also in terms of efficiency and growth opportunities. It will give us a footprint quite similar to the one Itaú or Bradesco have in the country.

Let me illustrate some of these points. As you can see from this chart, we will become the third largest bank in terms of distribution network and loans. We will also have the second largest deposit base and the fourth largest revenue base.

We believe that this step-up in size will translate into enhanced economies of scale, stronger commercial muscle and an advantage in distribution in terms of the businesses, in other words, we will have a much stronger competitive position in the country.

Santander Banespa and ABN Real are highly complementary both from the geographical and from the product point of view. Banco Real is strong in Rio de Janeiro and Minas Gerais, two states in which Santander is under-represented in terms of distribution network. At the same time Santander is stronger in regions such as Rio Grande de Sul where Banco Real is under-represented. Overall the combined entity will have a more balanced branch network within the strong markets of the richest regions of the country.

From a product point of view, the fit between the two banks is also very good. Santander Banespa is a stronger in the affluent segments and corporate banking. At the same time ABN Real is stronger in the mass market and in the SME segment. The combined entity would be a more balanced bank from the point of view of its product and client mix and dominate all proven markets in the Brazilian banking sector.

The integration of both banks will allow us to generate synergies in excess of €800 million. We have a clear idea as to what to do. In Brazil alone we have integrated four banks over the past 10 years. Our operations in Brazil are running on the single multi-bank scaleable IT platform which can absorb the migration of a bank such as Real with limited incremental cost and limited disruption.

We have a clear integration time-frame and five clear sources of value which will allow us to achieve the announced synergies. The sources of value are: improvement in standalone efficiency; IT migration; integration of operations; integration of Head Offices; and full merger/network optimisation.

I believe the strategic rationale of the acquisition of Antonveneta is also very strong. We have said in the past that we like the Italian banking system. It is a banking system which offers attractive returns and with segments which are clearly under-developed, such as retail mortgages and all consumer lending. On top of that, there is the potential for efficiency improvements through IT and better practices.

Italy is also a market we know very well, which we have studied for a long time, first through our presence in San Paolo, later through our consumer finance and private banking operations. Therefore, I think we can take a realistic well-founded view of what we can achieve in this market.

Within Italy Antonveneta is a franchise we like. It has an appropriate critical mass to achieve good returns and it has a strong base in some of the richest regions in Italy.

Antonveneta represents an excellent platform from which to grow in Italy. It is still under-represented in some segments, which means that it has clear growth opportunities. I also think that by exporting our business model and our IT to Antonveneta we can achieve significant efficiency improvements.

Let me illustrate some of the points I’ve just made. This chart gives you a picture of Antonveneta’s position in the Italian banking market. As you can see, it has the 7th largest branch network in the country, the 6th largest in the North after taking into account the recently announced M&A transactions. Overall it has a strong presence in its core regions such as Veneto; it has significant potential to grow in the rest of the country.

It has a relatively small presence in some of the richest regions such as Lombardia and Piemonte but this is an excellent opportunity to pursue a strategy of aggressive organic growth, in fact, the current situation with the five largest banking groups in the country undertaking network integration represents a unique opportunity to pursue this kind of strategy.

There are four sources of value generation in Italy:

The first one is the potential to improve Antonveneta’s efficiency, in fact, its ratio of administrative and general expenses to total revenues is much higher than our standards in Continental Europe. By implementing our IT system and transferring our own practices and processes we can achieve a clear improvement in this area in a relatively short period of time.

The second one is the potential to improve the commercial performance of Antonveneta in areas in which it is under-represented such as retail mortgages or consumer finance.

The third one is the potential to generate synergies with our global units, such as credit cards or insurance.

And the fourth one is the potential to expand Antonveneta’s presence in Italy through an organic expansion, taking advantage of the consolidation process undergoing the Italian market.

On this chart you can see a summary of the synergies. We expect to generate more than €1 billion in synergies, of which 85 per cent are cost synergies. In spite of the fact that we expect this deal to give us access to significant growth opportunities we have decided to be conservative when quantifying revenue synergies.

This slide shows our internal breakdown of the consideration paid. We think this breakdown will be useful for the sake of transparency. As you can see, the total consideration is close to €20 billion. Out of the figures our stake in the combined businesses is valued at €1 billion, therefore, the valuation of our acquired businesses is €18.8 billion. We have assigned €12 billion to Latin America, €6.6 billion to Antonveneta and €210 million to Interbank.

We have communicated two criteria for acquisitions. The first one was that any deal had to be EPS accretive within three years; the second one was that its return on investment had to exceed our cost of capital by Year 3. This acquisition comfortably exceeds our financial hurdles.

In terms of EPS impact the deal will be already positive in the first year and we expect this positive impact to exceed 5 per cent by the third year. I want to make clear this impact does not include any kind of fiscal benefit resulting from the deal and includes full dilution of mandatory convertible shares.

In terms of return on investment, we expect to exceed 12.5 per cent by 2010, well in excess of the cost of capital of our Group. As you can see, each one of the units is expected to comfortably exceed its cost of equity by that year based on the valuation breakdown explained.

Let me sum up now the main transaction financials. As a reminder, we are paying €18.85 billion for the acquired businesses. This represents the total consideration, less the value of our stake in the shared businesses.

We are paying a multiple below 16 times consensus 2007 earnings for the acquired businesses; including 100 per cent of the synergies we are paying a multiple below 10 times consensus 2007 earnings. This is below the multiple at which our stock is currently trading which reflects the value-creation potential of this deal for our Shareholders.

As mentioned earlier, we expect to fund half of the consideration through a rigorous balance sheet optimisation exercise. The rest will be funded through a combination of mandatory convertibles and a rights issue.

After the deal we expect our core Tier 1 to be in the neighbourhood of 5.3 per cent and after the deal we would expect it to trend up towards the current level.

As mentioned earlier, this deal comfortably meets our announced financial hurdles. It is expected to generate a return on investment of about 12.5 per cent in 2010, well in excess of our cost of equity and we also expect the deal to be EPS accretive from the first year, exceeding 5 per cent accretion in 2010. Thank you.

SIR FRED GOODWIN: Thanks Alfredo. I guess that bring us now, ladies and gentlemen, to the point of the proceedings where we are open to any questions from the floor or indeed anyone else who is dialling in. We will try and do the usual procedures with microphones and, if time allows, we try to get around to everyone. But, if we start with Mark!

Mark Thomas: Thanks, it’s Mark Thomas of KBW. Two questions if I may, at the group level consortium versus Barclays, the big difference in synergies appears to be in Johnny’s area where you’ve got both more reverence and more costs. I was just wondering if you could explore in some more detail as to where you think you have the incremental benefits compared to where Barclays would be?

Sir Fred Goodwin: I can’t think of anyone better than Johnny to do that one Mark.

Johnny Cameron: I think it’s worth comparing it to our experience with NatWest, certainly we’ve had very limited due diligence but that interview when I went over there filled me with enormous confidence, particularly about the cost synergies. I think it’s about complexity as much as anything else as Fred said, they have a very, very complex organisation with cost allocations all over that place and that’s something in particular we’d want to address. The places they come from are more back office, they’re in IT, obviously IT platform, the financial area, the finance and accounting area, a lot cost synergies there. It’s obviously quite convenient next door to here so we can get our hands around quite quickly in terms of the global markets business, there won’t be trekking up and down to Canary Wharf and that’s a very minor point. On the revenue side I think what I’d bring out is what Fred was saying which was we have achieved global leadership in some of the key products in global markets in terms of bonds, in terms of loans, we just moved to number four on foreign exchange and we’ve done that on the back of a smaller customer base than ABN AMRO’s has got, so they have a much larger customer base, sorry, I should rephrase that, a larger customer base than us which is relatively unexploited so I think in terms of revenue benefits that is what we will be doing. We have got the core products, global leadership and core product that we can bring to that customer base. The third point I’d make related to that is the overlap and under lap compared to BarCap it is much neater with us. I think the slide we put up there that Fred showed shows the complementarity and I pick out there for example equity derivatives where we are growing quite fast but we have recognised we are underweight for some time now so in terms of accelerating our progress in that market for example ABN brings a significant product strength so there are some really quite neat product strengths complementary to us that are niche and not core. In the core products we already have global leadership, we have got a much more exciting customer base to aim at.

[Follow-up off microphone]

I don’t think I am close enough to what they are saying to compare directly but in terms of revenue to synergies if you look at the some of the surveys that we are not directly allowed to quote, adding clients and clients there are remarkably few client dis-synergies, there is some overlap but I’m very comfortable about that.

Sir Fred Goodwin: It is probably worth just adding Johnny we have got our own cost income ratio and your business is much, much lower than BarCap so you are operating off a much lower cost platform to start with so for any given synergy it is worth more on our platform than it is on BarCap’s.

Mark Thomas: The second question and I appreciate that this will be very commercially sensitive really fits around the exposure to LaSalle. Clearly you have said that if need be you would continue the contract if a floor is put on the loss, you have got this retained 1 euro per share. Is all of the LaSalle a Royal Bank issue or is it going to be spread across the syndicate and would you invite us to view that as being a cap, the maximum exposure the syndicate would be willing to take on LaSalle or is there an element which the syndicate would bear on top?

Sir Fred Goodwin: I think you have kind of started off down the right track Mark in saying that there’s a commercial sensitivity around all of this but let me try and address it as best I can. It is a consortium matter, we are talking about consortium transaction and the consortium is bidding for the whole of the group and the consortium is seeking to acquire LaSalle as part of that and that is what we are here today talking about. There are a variety of ways that could come about and we would expect and hope that a consensual way forward could be found as we have acknowledged there have been discussions with Bank of America, those have been amicable and professional but they have not produced a transaction and they are not as we speak ongoing but it would be our hope to find a consensual way forward through all of this. The €1 deferred consideration fee certainly highlights and flags the LaSalle issue and it flags an intention of behalf the consortium not to import this issue to our own shareholders. But as to where and how it plays out beyond that I think you are right, it probably is a bit commercially sensitive at this point, but I think the €1 gives us head room to resolve this in a sensible fashion.

Jean Piandere: Jean Piandere from KBW, I had a question regarding the extrication or the separation of the Dutch business from ABN AMRO, perhaps if you could expand a bit more on the challenges there? Is it the IT, is it commercial, is it the client base and what are the steps you are taking you are taking to resolve that and what is the attitude of the Dutch Central Bank?

Sir Fred Goodwin: Jean-Paul, do you want to open it, I don’t know if Mark wants to add anything?

Jean-Paul Votron: This a very important question and certainly something we have extensively discussed also with the Dutch regulatory because it’s one of the complexities of this deal but believe me there has been a lot of work and hundreds of pages written about the subject and the way we can do this. The first priority of the consortium is to guarantee the continuity of business and no deterioration of client satisfaction and so on, so our first responsibility and we are committed to do that is to make sure we guarantee that continuity that will give us also more time to actually understand all the complexity which we are dealing with. Having said that we have a pretty good view that this is doable and that this will happen in the timeframe which we are quite by the way also flexible to consider which can be anything up to three years to make sure that we do this in an orderly fashion delivering on this plan. There will be more time specifically on operations matters if you want to keep your question also for that time.

Sir Fred Goodwin: You and I Jean-Paul have invested a lot of time with the regulators and it’s very much built around nothing happens on day one other than we take ownership and then we move forward in a way that the regulator is happy with but also just as importantly that we are happy with. It is important to get the right tone an the right momentum in the business at the outset and that is a priority, making sure the customers are happy and the staff are happy is priority number one and we only move forward on that.

Jean-Paul Votron: If I can add one thing, one of our missions is also to look at how we can work on standard platforms for example going forward which can help multiple businesses create more economies of scale and more product quality and services qualities as well, so it is a plan of investing in quality together with what we just said.

Sir Fred Goodwin: Mark, is there anything you want to add on that?

Mark Fisher: Thanks. I think the IT systems piece because we have decided jointly that where we find things which are deeply integrated we really want to invest in those and use them as a shared platform particularly for international payments, that’s attractive to RBS, it’s attractive to Fortis so actually there’s not a huge challenge of separation of those complex things, so the real hard work is actually going to be the legal piece of carving off from the diagram you saw earlier, creating that view in the Netherlands as an entity that can be legally defined and moved across to Fortis where currently it’s integrated into the ABN structure. The final piece to say that the tempo of this will also be to do with the works council consultation as well as the regulator, so that’s the key regulator of the deal, the timing regulation of the deal is to make sure the we actually move forward in a way that actually works for the regulator and the work force, so we think it’s eminently doable. It’s a lot of work rather than very highly complex.

Sir Fred Goodwin: Thanks Mark. We will go to the person there and then we will go up the back.

Questioner: Three questions if I may, first one if you can give a bit more detail about the purpose of this €1 deferral i.e. what is the meaning of this €1 if you have to pay let’s assume that you reach some kind of agreement with Bank of America and you have to pay some kind of settlement with Bank of America, this settlement will be taken out from this €1 i.e. your offer will be decreased if you have to pay a settlement, that’s question number one. Then question number two, what about completion? If you have a rough idea of when completion can be if we assume that the Supreme Court in the Netherlands is going to rule something by the end of June, beginning of July as they say they intend to, when do you think they will reach completion and when do you think shareholders will receive their money? Question number three related to the disposal of assets, have you already agreed the sale of these assets to third parties or fourth parties and specifically relating to Capitalia, if you keep the shares of Capitalia for the time being you will receive Unicredit shares at some point and I guess that you are not very interested in holding Unicredit shares right now so what are your plans regarding the Capitalia shares?

Sir Fred Goodwin: Ok, maybe if I take a swing at that I don’t know if my colleagues will join in. You partly answered your own question the purpose of the €1 there. It is important to remember the bid that we are making today and we made all those weeks ago and the interest we expressed right at the outset before anyone had sold anything was for the acquisition for the entire ABN AMRO Group and the bid we tabled at €38.40 was for the acquisition of the entire ABN AMRO Group and we are quite happy to pay €38.40 for the entire ABN AMRO Group. If to acquire the entire ABN AMRO there has to be some settlement with Bank of America whether it be in settlement of litigation or in some other arrangement that is come to, then it will be first and foremost settled out of the €1, it goes back to Mark’s question so it’s not something we wish to import to our own shareholders—the deal would have changed in that situation. As far as completion is concerned I guess we have an inherent advantage with completion, because our deal can begin now and doesn’t have to wait for the LaSalle deal to complete as the Barclays deal does then we have an inherent advantage in terms of being able to complete the transaction quickly. That said there are formal steps and processes which you will all be familiar with which would take us to our estimate of Q4 of this year before we could get to completion and the payment, I don’t know if anyone wants to add anything on that? On the disposal of assets and in particular Capitalia, again one of the areas the consortium very quickly reached interest on was which is the assets that we did want and the assets that we didn’t want and we all agreed that we didn’t want the Capitalia stake and it went into the rump. Events have subsequently moved on in relation to Capitalia but it remains our view that none of us want to own Capitalia directly or Unicredito shares instead so we will seek to liquidate that holding as expeditiously as we can, but we have not at this point entered into any agreements with anyone to sell it. It is not our asset to sell. Shall we go to Robert and then the person sitting next to you Robert?

Robert Law: Robert Law of Lehman, two questions if I may. Firstly could you comment on the thinking behind the increase in the cash proportion of the consideration from the original indication and secondly could you update us if possible on any timing or progress in filings with the Dutch Central Bank?

Sir Fred Goodwin: Ok, I will look to Jean-Paul on the second question, you are closer to the detail of that than me. Increasing the cash, simply the cash was there to do it with Robert. It has always been sort of an RBS philosophy to pay as much with cash because that’s far less expensive and works better for our shareholders than paying with equity, so we indicated at the time of the initial bid that from a consortium perspective it would be at least 70% cash as we have spent more time and we have had access to a limited due diligence and as we have worked to refine our plans more we could easily reach the levels we have reached and you saw the figures on the capital ratio so it just makes more sense to pay cash than issue equity and that’s a pretty standard assumption I guess. Jean-Paul?

Jean-Paul Votron: As far as the Dutch Central Bank I would like to expand that to all regulators, we will enter into a period where we will have to intensively work with all regulators concerned so this is not just the Dutch Central Bank but the one thing that I want to add to that, we had intensive contacts with the Belgium regulators as far as Fortis is concerned, we regulated from Belgium and the Netherlands and the Dutch regulators. Their questions were related mainly to the financing of the operation because they control Fortis as well as the operating model I think they were satisfied with the financial piece because it has all been underwritten so as the operating model we spent time Fred and myself and Mark visited them as well to make sure they understood what we just explained in terms of unbundling some of these operations but more fundamentally giving them comfort in terms of the great quality of continuity of business going forward as well as we explained.

Robert Law: Are there any fixed formal timings that you can make us aware of in terms of discussion with the regulators?

Jean-Paul Votron: No, they are ongoing as we start now. After this meeting I am sure I will have a chance to see them again and Fred as well. One of the important decisions we took which by the way which pleased the Dutch regulator was to have one responsibility well identified in the way that we would move forward. This has justified the decision to ask RBS to lead this whole transaction as well so that they have one counter part which they can identify for its responsibility.

Sir Fred Goodwin: The FSA will be the lead regulator Robert of the whole transaction, we are well advanced in arrangements and the FSA themselves have set up a number of mechanisms for liaising with the other country regulators who are involved so the process is well advanced but still has got some important stages to go through.

Nick Holmes : Nick Holmes at Lehman, two more questions for Jean-Paul please, the first one is you mention €5-8 billion of disposals that you are considering as part of the funding package. I wondered could you tell us a little bit more about which businesses these might be, for example might they mainly be on the insurance side and related to that question are you factoring in these disposals when you estimate that EPS accretion will be 4% by 2010? Then second question is the famous target of 30% outside Benelux by ‘09, I wasn’t quite clear whether that is being kept or going to be amended?

Jean-Paul Votron: Thank you for asking the second question so I can clarify what I said maybe too quickly in my presentation. We are committed to the 30% in 2010 outside of Benelux and we don’t change that commitment, actually I you look at the assets we are considering asset management and private bank have pretty much an international profile. Furthermore we will keep on developing our retail business as we do in countries like Germany, Poland, our commercial banking activities in Europe and then selectively what we do on the merchant banking side in Asia and North America, example the energy commodity and transportation segments, so unchanged in that respect. The second, or the first part of your question, the 5-8, it is a combination if the assets which we would get from the rump which Fred has been explaining. It is a number of participation identified as non-core, non-strategic for the future of Fortis and there is an element of securitisation as well so balance sheet optimisation and that’s about what contains this 5-8 so there is no decision to leave any big business segments at Fortis, we committed to what we do by the way, we committed to insurance as well as to our bank business and nothing changes here.

Nick Holmes: So just to clarify that there is no intention to sell any insurance businesses?

Jean-Paul Votron: There is no intention to sell any insurance business to achieve this plan in terms of real infrastructure of businesses, maybe intentions related to joint ventures or whatever we may consider, but that’s not part of this full explanation.

Nick Holmes: Thanks.

Paulo Laragne: Paulo Laragne, Morgan Stanley. Three questions, the first is on cost savings. You are targeting €4.2 billion excluding LaSalle, cost cutting is around €3.6 billion which is only €800 million more cost savings than Barclays. Only in the Netherlands and in Brazil you are targeting €1.8 billion cost savings which tells me that it looks like you are more conservative than Barclays in the cost cutting potential because due to the overlap I would say you could achieve more than €1.5 billion more than the cost savings of Barclays, so the question is: do you think you have room once you have more information to increase your cost savings targets or do you think the targets of Barclays are too aggressive? That’s the first question. The second question…

Sir Fred Goodwin: I’m on my best behaviour today!

Paulo Laragne: Second question is which prices are you assuming in Fortis and in Santander in the capital increases in the calculations of the EPS enhancement you have announced? The third, overall the deal is around 5% accretive in EPS for the three banks. The ROI is 12%, way above the cost of equity. Would you say you have room to increase the bid, the price offer for ABN AMRO still meeting your own targets as banks in acquisition terms, in acquisitions in terms of ROI, EPS and so on?

Sir Fred Goodwin: Ok, we’ll share those out. I think the ones about the price of capital issuance we’ll definitely have Alfredo and Jean-Paul. On the cost savings front I think the most important thing when you’re looking at a transaction like this is to make your own estimates on cost savings. One of the reasons that we are able to put up a slide like the one we put up about the savings that we promised and then the actual delivery that we’ve each achieved is that you need to think about these things carefully and plan them carefully. There’s no point in just standing up and going “we’ll save this many million or that many million”. It’s important to build them up from the ground up and we indicated in our various presentations the number of underlying initiatives which are behind all of these. It’s no accident that the organisation sitting here have the track record that they’ve got in integration and being able to deliver the benefits. It’s very important to all of us to preserve that track record and preserve that reputation and so I’m standing here and saying before you today in putting up cost savings numbers, the numbers that we’ve worked on and we’ve delivered and we believe are reasonable for what we are going to do with the business, what others say they can account for and they have to explain that we are very comfortable with what we’ve done and I think our track record would speak to the fact that we are inherently conservative in how we go about these things. If I understood what you said correctly that there’s €4.2 billion excluding LaSalle, it’s €4.2 billion including LaSalle in terms of cost savings. The figures that are shown on slide 16 have got LaSalle’s figures in them, so that’s our position. I don’t know if you want to add anything on that?

Jean-Paul Votron: Just on the synergies side because a big chunk effects the Netherlands, it’s being done extremely precisely branch by branch, street mapping etc which we do in retail, you see the overlaps and understand the impact. Also I mentioned the savings in asset management and private bank done with the same level of care discipline, so we’re pretty committed to deliver out of the 1.3 the one billion of cost synergies which is about 86% of the total value and I think it’s very realistic, I’ve myself seen a lot of these exercises happening and they’re really quite precise, so we feel comfortable with that.

Sir Fred Goodwin: Also I think because of what we’re doing with cost savings it’s an inherently lower risk set of numbers because we’ve got large de-duplication benefits, we’ve got large overlaps in the countries where we’re making the assumptions about this. We’re not having to import savings from other parts of our businesses to make the numbers work. These are all by and large from overlaps within our existing business and hence not only are we confident about the numbers but any set of projections have some risk attaching to them. We think the risk attaching to these is pretty low. On the prices assumed for capital issuance, I don’t know Jean-Paul and Alfredo what you can say or what you’re able to say on that?

Jean-Paul Votron: I can talk about our position for example, it’s quite well secured, comfortably secured and it’s been quite a large number of institutions ready to support us. The price of raising the equity I think is not the purpose of this conversation today so we’ll leave that aside, but altogether we feel that we have a pretty good plan.

Sir Fred Goodwin: Alfredo, do you want to add anything?

Alfredo Sáenz: I think I have tried to make clear in my presentation that let’s say in gross figures we are going to finance half the deal with the let’s say balance sheet optimisation, so internal resources and about another 50% in two halves, rights issues by €5 billion more or less and another 5 with mandatory convertibles. Those are the kind of financials for us.

Sir Fred Goodwin: The final question about whether we’ve got room to increase our price or not, it seems to me an odd question in that the transaction we’ve put forward, the proposal we’re putting forward today is comprehensively ahead of any of the other proposals that are there. I’m trying to think of the circumstances under which we would want to increase further. In a narrow technical sense I guess you’ll have noted from the slide with the returns on it that we are all beyond our cost of capital and we’re generating very substantial returns. I think in deciding whether to increase our price or not, it’s not just that it exceeds your hurdle, you have to take into account the effort involved, the risk involved. I think we’re very comfortable with the levels we’re at, this is a fair transaction for our shareholders and it’s an attractive transaction for our shareholders and it’s fair and attractive for ABN. I think that’s how we would see it at this point.

Robert Sage: This is Robert Sage at Bear Stearns, a couple of questions if I can. First of all—and apologies if you’ve put this into the release and I’ve just missed it—could you comment a little bit about the phasing of synergies over the three years through to 2010? Secondly I was quite struck by the way in which you were talking about the central case for Royal Bank depending largely on the wholesale banking opportunity and I was wondering what your position would be in the eventuality that you were not able to block the sale of LaSalle to Bank of America, whether you would as a consortium still be willing to proceed with the bid?

Sir Fred Goodwin: Ok, phasing of synergies. I think we each gave an indication of how…we didn’t put up phasing of synergies but we each gave a sense of when the deal became accretive. I think Alfredo said it was accretive in year two, we’ve indicated in the papers that it’s mildly accretive in year two and becomes accretive to the extent we showed in 2010 and Jean-Paul you…

Jean-Paul Votron: 4.3% in 2010 as well.

Sir Fred Goodwin: We didn’t give a phasing so you won’t find it in the pack Robert but that would give you a sense of how the numbers flow through. I suppose one point just to make about LaSalle, it won’t be us that are blocking the sale of LaSalle. It will either be the court and then ABN shareholders that will be blocking the sale of LaSalle so that’s a matter for I guess third parties as far as we’re concerned. The offer that’s on the table today is for the business with LaSalle and that’s the offer that we’re making at this point full stop.

Jean-Paul Votron: On your question on the synergy phasing, it’s a case of for this 30, 70 and 100%.

Hector Rias: Sorry, it’s Hector Rias from Dresdner Kleinwort again. One more question if I may, overall the deal looks even too good if I may say it. We are starting with the 8.4 but we are saying that we might see 37.4 because you have to pay some settlement to Bank of America and you are talking about around ten times after synergies for all the banks you are buying and all of you end up with very comfortable situations after the deal. Don’t you feel that you are leaving a lot of room for somebody else to step in and put 40 on the table because really the numbers are still good going up?

Sir Fred Goodwin: I think we should probably mark the moment in time when it’s being described as “too good a deal”. Just to clarify one point that you made, all of the numbers that you saw today are based on paying €38.40—that is what we are bidding today so there’s no point at which we will end up paying less than that. We will end up paying €38.40 come what may, so if nothing happens with LaSalle and it all comes into our hands then the shareholders get €38.40, but in all circumstances we will pay €38.40 to someone to bring this about, that’s a key point. Are we leaving the door open to someone else? Let’s see. I think the point I made a moment ago is that looking at whether returns of a deal is too good or not, you’ve got to look at the effort required and the skill required to bring the deal about. This is not a straightforward deal. It’s more straightforward I think than many people first thought, but there are not many organisations that are equipped to take this one. I think that’s one of the unique strengths of the consortium is that we have people who are skilled and equipped in their respective businesses and markets to be able to deliver this. If there’s someone else out there who feels they can do that and who wants to come in and bid then they’ll need to do that and we’ll need to consider our position in the light of them doing that. But for today we stick with the bid we made a month ago, we feel better about it than we did a month ago, we’ve had a chance to do more work, to gain more insight into ABN AMRO and then numbers work, but then we thought the numbers worked before we sat down except maybe you’re just getting a chance to see these today, but what made all this pain and effort worthwhile for us is that we could see these numbers at the outset. When you’ve got a compelling industrial logic, when you’ve got industry leadings approaching one of the least efficient players in the market and looking to achieve de-duplication synergies then you can expect satisfactory returns and that’s I think what you’re seeing. But there’s a risk involved so our shareholders deserve a higher return. I don’t want you to leave here thinking that this is too good a deal. This is a good deal but it’s a fair deal. Jean-Paul?

Jean-Paul Crutchley: Fred, it’s Jean-Paul Crutchley from Merrill Lynch. I guess the ghost at the table here is Rijkman Groenink. Given that the structure of the offer looks well founded, the experience is there and the price is good, can you maybe just comment on what has prevented ABN AMRO from being able to reach a recommended position here? What is there push-back essentially and what problems are facing this transaction because at the face value it all looks to add up pretty well?

Sir Fred Goodwin: I think it’s a matter of public record now Jean-Paul. ABN are in a place where they legally because we’re making a bid for the whole of the group including LaSalle, they are not allowed to talk to us under the Bank of America deal and they have also recommended the Barclays deal. So until they can extricate themselves from those two I think they are in a difficult place. I spoke to Rijkman yesterday, I think when they have the opportunity to review this I guess their boards would do what anyone else’s board will do and consider their position and work out how they want to deal with it. It would be our preference to work with ABN’s board to help them to understand our offer fully. We believe it’s compelling, we believe they should recommend it but ultimately that’s a call for them. Maybe you should ask Rijkman or Arthur what their view on it is, but our position would be that we would wish to work constructively with them in the interests of all of the shareholders, theirs and ours and their employees and customers to reach a professional and constructive outcome.

Anthony Broadbent: It’s Anthony Broadbent Sanford Bernstein. I’ve got a couple of questions if I may. The first is on implementation and particularly on how you foresee doing things like dividing the infrastructure and sharing that on an ongoing basis because whilst that sounds very clean in principle, in practice what that involves is two organisations who may want to take the platform in different directions going forward, how are you actually going to set priorities and make sure you’re developing the shared service infrastructure in a way that actually works for both? I guess expanding on that point, what are the other big implementation risks that you’re looking at and how are you actually planning to make sure that they don’t make this whole thing founder during the implementation phase assuming you’re successful? The second question is on financing where you mentioned in the press release that the financing is fully taken care of and fully underwritten. Does that mean there is no more financing risk to do with this deal and that is all completely put to bed?

Sir Fred Goodwin: Ok, I’ll deal with those in turn. Shared servicing is pretty unremarkable, I’ll go and get Mark to make a few comments. The world is full of outsourcing arrangements where people have passed their IT over to over people and at that point prioritisation is not exclusively in your own control. It’s one of the reasons funnily enough why RBS is not overly enthusiastic about outsourcing as a model because it can limit if it’s certain types of systems and processes, you would want to retain sovereignty as it were over some of your own key processes. By the same token there are many of our processes that we do outsource like cheque clearing for instance where there’s genuinely a commodity and where there’s plenty of supply, so I don’t think there’s anything automatically about shared services that are difficult in the context of implementation. One of the areas where it might actually become easier to become ABN AMRO is the fact that they have got—and Mark Fisher will maybe speak to this in a minute—a whole assortment of various outsourcing contracts around the group that have been half implemented and as a result they find themselves in the worst of all worlds, so funnily enough I think we would get into an easier place as a result of what we are proposing. But the notion of working together with Fortis for instance to share a platform is very unremarkable. Some of the platforms that we’re sharing we’ve already shared amongst the banks. I think Barclays was already on ABN’s cash management system as are dozens of other banks, so it’s very unremarkable in that respect. I don’t know Mark if there’s anything you want to add to that.

Mark Fisher: Thanks. I think the first thing to say is we’re not anticipating everything will be shared so as you look in that picture of ABN we fully expect things like the Brazilian systems, Antonveneta etc will be quite separable, so this is really an issue into the core Dutch network and we’re quite clear that if you were to walk into any of our data centres or Fortis’ data centres you would find systems coming right through the retail space, the corporate space, the cash management space all in a single infrastructure. Our key point is that we really want to add value by sharing those, in terms of prioritisation, who does what, you don’t just have to develop one thing but it will be a question of where your emphasis in the system is. If you’re developing functionality for the retail customer base, that’s really something for Fortis within the shared services environment. If it’s right into the supplier finance-trade finance piece it may well be RBS. Things in the central space of infrastructure will be shared but I think as Fred said it’s a pretty common arrangement. This is essentially an outsourcing to a company that will run the platform, it just so happens we will own the company ourselves which of course gives you more control in a strategic sense than currently where they are which is a whole mix of infrastructure and application outsourcing to quite a complex web of third party providers. So we think this is actually net net a simpler answer than the current position and very comfortable with it going forward.

Jean-Paul Votron: On other financing as I already said it will be secured and fully done so there is no risk on the financing at all, actually in our case we locked about €28 billion giving us the flexibility to actually find the best possible mix in terms of its efficiencies and there is absolutely no concern about financing. There was no concern about financing weeks back.

Sandy Trent: Hi, Sandy Trent from Panmure Gordon. Just back to the cost savings, I think the thing that really is quite surprising in this is the €2 billion in cost synergies from mainly RBS and just as a point of clarification, how much of that would be IT driven by this de-duplication and probably shifting a lot of the outsourcing agreements into more Mark Fisher’s empire. I’m just remembering the NatWest slide from about three or four years ago, the before and after shots of the data room.

Sir Fred Goodwin: There are few better to answer it than Mark Fisher. Why don’t you do that Mark, just give a steer. We haven’t published a figure that’s down to IT separate from anything else.

Mark Fisher: As you can tell clearly IT is a central component of it but I think we also see overlap in a lot of the operations as well, so the savings are well spread across that piece and I would put them at roughly 1/3, 1/3, 1/3 in terms of how we get through there. There’s a lot of things to do around procurement, rationalisation of properties and so forth, efficiency levels on labour, this very complex structure brings with it a lot of overhead costs and one of the key issues here is that frankly nobody understands ABN’s costs very well including ABN and virtually the whole of ABN’s cost base is allocated around the organisation through a mechanism that people can’t really follow from front to back, so unpicking all of that is one of the key simplifications that we have to do. I think the whole of the consortium is convinced by that and all the people we’ve spoken to in terms of third parties and others with knowledge of the organisation and indeed from within the organisation confirm that. So IT is a key component but I wouldn’t want to run away with the idea that this is an IT focused issue either for cost savings or for do-ability, IT is one of the features and I think one of the earlier questions was what are the key risks? One of the key things we are committed to making sure we do very carefully is working with the staff to run this, this whole question of the phasing of synergies, we haven’t gone Gangbusters in year one on the basis that we go in there and start doing stuff. We’ve actually gone in there in a modest way, as Fred said the aim of the first few days is stabilisation and then working our way through there. So we’ve tried to do this in a very managed way because it is a situation that we have to manage our way through over that 2-3 year period.

Manus Costello: Manus Costello from Merrill Lynch. One of the worries that have been expressed about a break-up of ABN was that it could trigger various tax liabilities. Do any of your numbers today include provisions for taxes and if not, how are you going to tackle those issues that were raised?

Sir Fred Goodwin: The numbers we’ve published today include all provision for all costs. We anticipate to do that which we’ve set out today, so that’s a sort of yes. Insofar as we see a tax liability it’s been included in the numbers. It’s clear where we’re making separations from the existing ABN group. The other thing that’s worth remembering is the vast bulk of the group stays where it is, it doesn’t move. When it’s in relation to Brazil for instance the tax is factored in to the numbers and the sales of asset management and private clients, issues in the Netherlands are all factored in.

Questioner: If you reach a friendly agreement with Bank of America where let’s say you split the assets 50/50, how much could the ABN shareholders expect to receive from the €1 consideration? The second question is when in the fourth quarter are you expecting to complete the transaction?

Sir Fred Goodwin: I don’t want to get into hypotheticals about whether we might split. Whether we might be able to do a transaction shouldn’t be assumed and whether it would be 50/50 shouldn’t be assumed. I guess the other key assumption you’d have to make would be the price, would it split 50/50? So it’s to me very premature to be assuming or making any assumptions on how it might influence the €1, but you may take it that beyond anything that’s not spent in the €1 comes straight back to the ABN shareholders. Timing, it is difficult at this point to pin down because it does hinge on some third party events, not at the end of Q4. We are full steam ahead here and we will move as quickly as we can. It’s important for the business to move quickly apart from anything else and I sometimes get lost in all of this, but the sooner we can bring this to a close and move forward with the business the better. It’s just too difficult today to give you any greater precision I’m afraid, I’m sorry.

Peter Tayman: Peter Tayman from HSBC. You’ve given us a good exposition of the 13% return on investment, it’s a fair reflection of the risks involved in the transaction but interestingly Barclays are looking for a 13% return as well, it seems to me with that sort of level of return it seems unlikely eventually in what could be a contested situation. So if for example the available return to you fell to…you had to do the transaction for an 11% return, do you think at that level the risks would be too great to outweigh going through with the transaction at that sort of return?

Sir Fred Goodwin: Again it’s into hypotheticals I guess Peter. We’ve got a bid on the table, it’s materially superior to Barclays’ bid at a number of levels but in particular financially and it’s generating that return for us, so for us to get into a situation where Barclays are competing with us and we’d be under pressure to increase our bid, I’d be interested to know what their shareholders would think about the price impact of it. The important point, I haven’t said the words yet but they’re self-evident: we don’t have to do this. The reason we are bringing this forward is we have seen from the outset a very doable, challenging but doable transaction that offers very attractive returns for our RBS shareholders, we’re wearing a consortium hat today but not for long. That’s what our own shareholders are here for as are my colleagues and it’s attractive for all of us—that’s why we’re here. If it ever gets to a place where we think that we need to change the price to one which starts to challenge reason, I don’t want to do it, my colleagues don’t want to do it and the board don’t want to do it and that’s very simple. You would not expect me to sit here today and tell you what the number was. There can never just be a bald number, there have to be circumstances attaching to it but we don’t have to do this deal and we will not do this deal—I do speak for the consortium here—if it gets to a place where it doesn’t make sense. It clearly makes sense at this level and that’s why we’re happy to go forward and try and secure the transaction. If there’s someone else out there who can come up with a higher transaction value, let’s see. Maybe they’ll unearth something that we don’t know and we would have to reflect on that. None of us have to do this. Are there any more questions in the room? I’m conscious of time. We’ve got a couple of questions from outside the room we can take. We’ll put the technology to the test, we’ve got two calls queued so if we can try and answer both of them and then call it a day.

Operator: Keith Hitchin from KBW has a question. Please go ahead.

Keith Hitchin: Thanks, hi. Can I ask two simple questions, one is who will own under your proposal the ABN brand? Second question, Mr Votron has given an illustration that the 12% growth would become 13% growth under this transaction between now and 2011. Does that mean your target is actually going to be raised if this transaction goes through or is this simply part of the way you’re going to achieve it? Thank you.

Jean-Paul Votron: I’ll take maybe the second part of your question first, this is not about changing our profile and our future projection, this is about presenting what we believe is a great opportunity to fundamentally support our business going forward and this is the same for my two colleagues so I’m not in a mode of changing whatever we’ve said in the past. What I can say for sure is that the ABN AMRO brand is a critical brand. It’s a brand with a lot of equity. It means a lot in the retail business in the Netherlands, it is a very important logo and has a very important meaning to the Dutch public and it’s our true intention to keep leveraging that opportunity in the Netherlands, so yes, to some extent we will be the owner of the brand if I may position it like that.

Sir Fred Goodwin: Absolutely, the brand goes to Jean-Paul. I think we have a gentlemen’s understanding that how quickly you migrate the brand is not about what we sit and agree but how it works for customers, so for some part of the world somewhere where it makes sense to migrate more slowly then we will accommodate each other’s needs, but it’s not our plan to run with the ABN brand nor Alfredo’s. There are two more questions from outside of the room and then we probably in the interests of time must draw a halt. The next question from outside the room please?

Operator: Thank you. Our next question comes from Mahmoun Telsi from Mann Securities. Please go ahead.

Mahmoun Telsi: I’m sorry, my question has been answered so I’ll pass on that one. Thank you.

Sir Fred Goodwin: Ok, thank you. Last question then coming up?

Operator: Thank you. We have a question from Diego Parente from Fidelity. Please go ahead.

Diego Parente: Yes, good morning, a simple question. Under the proposed transaction, would the ABN AMRO debt be assumed initially by RBS?

Sir Fred Goodwin: It would be assumed by the consortium, so it would be assumed by RFS B.V. which the shareholders are the consortium members in their proportions as set out in the document today.

Diego Parente: Thank you.

Sir Fred Goodwin: Ok, well thank you very much ladies and gentlemen. I’m sure there will be more questions and you can be sure that we’ll be here to try and answer them. I hope that this was useful and you get a sense of an attractive and compelling transaction. Thank you very much.

Fortis Presentation

Jean-Paul Votron: Hello again ladies and gentlemen, welcome back and I’m not going to do this on my own so you don’t have to suffer me on this podium for an hour or so. I will share this with my colleagues on my right so that you can also ask the questions directly to the ones who have to get involved with a lot of execution. As I already said this is a very important transaction for Fortis, bringing together ABN AMRO and Fortis is like going back in history, maybe for the ones not familiar with Dutch history there was the King William I of the Netherlands in the 19th century which was at the origin of these two institutions so we feel very proud of our roots in the Dutch environment. By joining these businesses I think we only are going to do more of it and better of it.

Here you get the disclaimer which I would ask you to read carefully and at the end of the reading I may have some questions about the disclaimer. The ones who haven’t read it, raise your hands otherwise I’ll move to the next slide if everybody is ok, here we go. We have 10 key topics which we want to cover with you today. They are very important, they explain the whole logic and that’s where my colleagues will help me positioning that to all of you as well. You will be familiar with the words “value creation and growth”, when it’s about Fortis we spend a lot of time, some of you joining our meetings talking about value creation, product enhancement, customer care, our people, our leadership skills etc and growth I think is the result of a lot of things we’ve done investing in the future of our business. So I’d like to make sure we get all of us in this presentation a true understanding that this is the continuation and acceleration of what Fortis has already done in the last few years.

This is a good summary of the transaction, we’ve already been reflecting upon it with Fred in the previous presentation. I’m not planning to cover this in detail. We’ll come back to some specific topics later on. This slide tells you exactly what Fortis is looking for and as you can see its business unit Netherlands, it’s the private bank, it’s the asset management and it’s the use of the ABN AMRO brand—by the way I got many questions today about the importance of the ABN AMRO brand. It is a very important asset in our business and we will use it and cultivate it going forward. This is very logical as a transaction if you relate it to our 2006-2011 plan, we will consolidate our leadership position in Benelux and give us more means even to grow internationally with our various activities, commercial bank, private bank, asset management and retail. If you would be in an elevator with me and I would have 30 seconds this would be my speech. In 30 seconds I’d like you to be just looking at all these blocks and you will see it’s very impressive, we’ll come back to that, but this transaction really propels Fortis and ABN AMRO together in that leading institution I’ve been talking about.

From every perspective the combined model is significant and represents a formidable competitor in Europe. On the basis of 2006 as I said ABN AMRO will represent about 28% of our total profit for the group, so it is critical. One thing I would like to insist upon is one of the great values of Fortis is the combination of businesses which are ensuring I would say an annuity stream of our earnings, think of the insurance, think of the retail bank as an example. This further enforces the predictability of earnings and the annuity stream of our earnings going forward—it is a very important deal in that respect as well. We can look at the future with a great level of stability. We have 10 million clients, I’m talking here mainly retail quite clearly and only in Benelux we would have about 2,000 branches. As I’ve also said in the previous discussion we are still committed to our 30% of profits coming from outside Benelux. There is no reason to change that objective.

This is the kind of table you would show in terms of league tables but you can see that it is a pretty impressive picture. Now forget the picture of number one, number two etc for a second and just look at the bottom right of this chart. I get asked many times the question “why are you so committed to Benelux?”. I would say simply there are lots of inhabitants. There is a GDP per capita which is very attractive, actually higher than the one in Germany, in France or in the UK. There’s growth, the economy in Benelux is growing faster than the average for the euro zone so it’s a tremendous pool which we have of consumers, clients which can really be the engine of our business and from the Benelux as we’ve explained in our strategy we expand internationally furthermore. I like to use this square symbol and certainly when it’s about growth I don’t have to remind you of our recent years of growth, we have explained this multiple times when visiting you or having presentations. This is just a further acceleration of it. What I think is important is that we accelerate the boost of our growth to our businesses which we have identified as growth engines and they will represents more, they will double actually in terms of these businesses going forward representing more than 37% of total banking revenue. It is very important because it gives us a unique chance, for example private banking to further solidify the concept of what we’ve done with private bank and commercial bank, a tremendous opportunity. Let’s look at the commercial bank for example where we have a great number of countries, 19 countries, 145 business centres, we connect the private bank to that, we now have the great privilege to have that great private bank combination of Fortis and ABN AMRO, this is a unique growth opportunity. As far as the retail is concerned I’m absolutely passionate about that industry because it’s an industry which is quite predictable. If you run it well and you have a very highly disciplined way of looking at your operations, your IT, the way you run branches, the way you run your sales process, it is a business which can give you that famous annuity stream. So getting strong in retail which is one of our key competencies is also extremely important.

€1.3 billion pre-tax synergies, it’s a number which we are feeling confident we can obtain, we can realise 86% or €1.15 billion of these synergies related to cost efficiencies and it’s extremely important that you realise that this is a real exercise of cost efficiencies as well. It represents about 21% of the relevant combined cost base and will be prominently realised with domestic activities. The integration costs are estimated at €1.54 billion which is representing 134% of the total annual cost synergies projected. We have the experience of doing this, the ones who are familiar with the short history of Fortis in that respect, 16 years probably recognise the multiple integration of banks, our insurance companies more recently in the Netherlands, all our insurance businesses came together under one label but if we look at the bank’s activities which have been undertaken being General Bank and so on have been extremely successful.

Other record achievements if I may say so, they’re smaller but important is for example Disbank in Turkey where we were able in six months to acquire the business, integrate it, change the brand, it’s all Fortis now if you look at Turkey. So we have the experience of managing complexity, creating standard platforms which are then fuelling the whole business.

Now I will ask my colleagues to talk specifically about their centre of key competence and we have the pleasure to have today, let me just introduce them Filip Dierckx who you know is heading our Merchant & Private Bank activity; the champion of retail Mr. Jos Clijsters; we have Alain Deschênes who is a master in IT and operations and tell us all the things about it and we have our friend Gilbert who has all the numbers together. So we’ll start with Jos if I’m correct. Thank you.

Jos Clijsters: Thank you Jean-Paul. Ladies and gentlemen, to begin with I would like to clarify, it has been said but I will repeat it anyway that talking about the famous BU Netherlands, Fortis is interested in not the whole set of BU Netherlands, we are interested in the retail banking and the commercial banking components. It means leaving to our partners the wholesale clients and the inter-bank consumer finance units. If you look at the BU NL, one of the main attractions of this transaction is of course the opportunity to strengthen our banking position in the Netherlands by definition, with commercial banking already being quite well recognised and by reinforcing our position in retail banking, being confronted today with a sub-scale position.

Let me just emphasise a number of key messages on this slide. First besides strengthening our position in commercial banking, retail banking also gets a leader position in a number of products, that is important. Second, the Dutch banking operations retail and commercial will contribute around 18% of our total net profit. This provides like Jean-Paul has said a stable earnings stream helping to fund our dividend policy as well as our international growth. These activities also represent a very important part of our synergy potential. Synergy potential as you can see on the slide, €506 million of which 72% is for retail banking, 28% is for commercial banking. As far as branding is concerned it goes for itself and it is pure business logic that we will leverage the tremendous value of the ABN AMRO brand in the Netherlands and that going forward we will use and work with the strength of both brands, ABN AMRO and Fortis.

The Netherlands will become a real retail home market with a strong market position. For retail banking—and I’m very proud to say so—this is a truly transformational deal. It is a unique opportunity for Fortis to once and for all cement its position as a leading retail bank in the Netherlands and as a consequence in Benelux. The combined entity in the Netherlands, Fortis and ABN AMRO retail banking will have a strong customer franchise of more than 5 million individual clients, strongly represented in the better part of the market, in the individuals with high potential. On top of that we have about 400,000 small and medium sized enterprises. We will have a very strong multi-distribution channel, branches of different types of business centres, internet and so on. We will have a complimentary product offering bringing together a customer-centric and a product-driven approach and we will continue to apply in the Fortis model the upstreaming model of customers. The strong synergy potential has been stressed already, it goes for the distribution cost. It also goes for the business operations, and then very importantly we will have our key assets, it’s the people. The retail business is a people business and we really think that this combined entity will bring in additional competencies, we will have the people to make and further develop our retail business. As you can see on this map we have very strong coverage in terms of network distribution in the Netherlands. We will have a nationwide network of bank shops, bank branches, advice centres, business centres and we will work with the customers and orientate them and serve them as they want in the way they want to interact with us. Our strategic intent as Fortis is to develop in the Netherlands much more our direct offering mainly through the internet will all of a sudden have a boost thanks to the very strong position that ABN AMRO has and the leading position they have in this area.

Going forward and according to the Fortis operating model our clients can count on our ongoing commitment and our intention to continue giving them the offer and the service according to what the specific market segment needs, retail, affluent preferred or personal banking and the SMEs. That is how we see this huge opportunity.

Filip Dierckx now, my colleague will talk to you about commercial banking, asset management and private banking. Filip?

Filip Dierckx: Thank you Jos, good morning ladies and gentlemen. In accordance with the operating model of Fortis I would like now to share with you some thoughts on commercial banking. In commercial banking we are starting from a position of great competitive and differentiating strength. The Fortis model is as you know well recognised for excellence within the Dutch market. We have been named in the last three years two times the best commercial bank in the Netherlands. In addition and Jean-Paul already referred to it, Fortis’ unique integrated network of

125 business centres across 19 countries is recognition of the growing trend for these mid-sized corporations to grow outside their home markets to grow internationally. We have complemented our banking offering both locally but also internationally with leasing activities, trading activities, commercial finance cash management—all of these are going to be fundamental to our combined client base. We are committed to continue to build out this approach across the region and we believe this will add tremendous value to the customers of the combined group. In short the combination of ABN AMRO and Fortis will create a clear leader in commercial banking in the Dutch market. We are going to increase our business centres from 20 to 40 but also a pan-European powerhouse will be created with more than 750 million of net results. We will become very attractive to the Dutch customers who want to go outside and vice versa we will add with the Dutch market a lot of potential to our international clients.

As mentioned earlier the Business Unit Netherlands is the biggest synergy contributor with €506 million realising about 38% of the overall potential. Cost synergies amount to €431 million representing 13% of the combined cost base which would largely be achieved through the optimisation of the combined network, the reduction of the overlapping function such as mid-office IT and support staff; and increased operational efficiencies. Also revenue synergies even considering attrition are estimated at a conservative €75 million. This comes from an increased penetration of mutual funds, banc assurance, revolving balance on credit cards and additionally cross-sell opportunities of specialised financial service to mid-corporates; and let’s not forget what we call the network effect, these 125 business centres which will benefit to the ABN AMRO customers. All of this should result in a net profit growth of above 12% despite only assuming revenues to grow in line with the market.

I will now look at our ambitions in asset management. As you know Fortis has for a long time recognised enormous value and tremendous opportunity in the asset management business, but to achieve our ambition we require scale. We have been considering a number of options to develop and grow Fortis investments beyond where it is today. That is not to say that we don’t have a nice franchise. This franchise is adding €98 million to the bottom line, but the combination of ABN AMRO and Fortis will create scale and a top tier asset manager in Europe with some €350 billion of combined assets under management and a pro forma net profit of €236 million. The combined entity will compose of all the ingredients to successfully grow its franchise; a complementary product suite, a global scale and a deep talent pool. The €160 million synergies we expect to deliver will act as a turbo on this already promising growth engine.

Together this will be a very powerful asset management combination. The business model will be based on Fortis’ proven concept of enormous investment centres offering a broad range of asset classes. Each investment centre will have its core proprietary search processes. The operations will be staffed with 1,100 professionals in investments, specialised sales and marketing clearly illustrating the commercial firepower of this combination. We’ll also have an excellent global coverage and this is shown on the next chart where we see that we have leading market shares within the home markets but also in the Nordics, the UK, France and Germany. It is also a very promising footprint in Asia which bodes well for the future growth. Beyond the excellent global coverage you see some overlapping which will give potential for efficiency improvements by reducing these overlaps.

The combined entity will also have a very well balanced and diversified franchise in terms of geographic sources of assets, origination of assets from retail, 52%, institutional clients 48%, own and third party distribution channels 37%-63% and in terms of invested asset classes. As I indicated before synergies are estimated in the region of €160 million of which 90% are related to costs. This implies a 20% reduction of the combined cost base. These cost efficiencies will mainly be realised from two sources; optimising the geographic coverage and streamlining the middle and back offices and the IT infrastructure. This will lead to staff reductions of around 560. We have also conservatively pencilled in €15 million of revenue synergies coming from cost selling the better rated products to the respective client bases and capturing the growth potential in Asia. Based on this we are confident that we are going to have a compound annual growth rate of the net profit of around 20% with a corresponding increase in assets of around 9%. We have already spent a lot of time looking at this business and so we are extremely confident that we are going to have a smooth integration which will be implemented in a period of less than two years.

Let me now have a look, let’s have a look at European private banking. Fortis-ABN AMRO will become the number three private bank in Europe after UBS and Credit Suisse with more than €220 billion of assets under management and a pro forma net profit of €456 million. It’s fair to say that both entities have the same philosophy which will facilitate the smooth integration; we both focus on high net worth individuals with investable assets of around €1 million. We look also at business owners and at ultra high net individuals. At the core of our services our dedicated relationship managers and private bankers who take care of the need of the clients be it on the asset side or on the liability side. Jean-Paul referred already to it, we bought some 11 years ago from ABN AMRO MeesPierson and I think everybody agrees that we made of this a success story. It is now fully integrated in Fortis and we are extremely proud of it.

On both sides private banking benefits from long standing, loyal and an ever growing client base. The combination creates a top three position not only in Benelux but also in France and a strong basis of growth in Europe with Germany and Spain. It also strengthens our position in Asia with around €20 billion of assets under management, thus creating a strong basis for accelerated growth in that interesting region. So a company that is geographically well diversified with more than 50% of its business coming from outside of Benelux which also reflects Fortis’ ambition, Jean-Paul already referred to that. The service offering is complete, it’s the full range of assets and liability solutions including wealth structuring, real estate and credit and also taking an international perspective into account. Together the company will be able to reap the benefits from enlarged scale and skills. We passionately believe that this benefits all of our stakeholders, our clients first and foremost because we can open up the full range of services to all and because the increased scope will allow us to further diversify and tailor our services to satisfy the needs of particular client groups, but also our staff for whom new and exciting opportunities will occur; and last but by no means least our shareholders who can benefit from the economies of scale we have identified. Again you can see here the diversified franchise with the strong position in Europe and with the growth platform in Asia. I think we can say and underline that we are well positioned for growth.

Total synergies across Private Bank are estimated to be €200 million. Over 75% are cost synergies representing 11% of the combined cost base. They will be derived from optimising the geographic coverage, streamlining middle and back office IT infrastructure and this is going to lead to a staff reduction of around 596 FTEs. The remainder are revenue synergies which would come for instance from applying mutual best practices and leveraging on the successful entrepreneur and enterprise concepts. Based on these synergies we aim for a cost income ratio in the 60-65% range, assuming that assets under management grow at a double digit rate this should drive the growth in earnings to around 20%.

That ends my part, Alain will now provide you with more details on the various aspects of our IT integration plan. Alain?

Alain Deschênes: Thank you Filip, good morning. Leveraging the combined strength in IT and operations of Fortis and ABN AMRO will indeed be a key imperative to make this integration happen. We believe based on the experience built over a decade of successful cross-border integration and acquisition that a number of factors play greatly in our favour to accelerate and facilitate this particular integration. Let me take you through a quick overview of these factors and the corresponding cost synergies.

In the first place in all the businesses covered we operate in the very same environment and with similar organisational models. We both for example leverage large Dutch teams to provide global services at scale. This also means that we have significant overlap in both our operational platforms and also in the investments we do to evolve them to respond to business or regulatory needs. We will select and rapidly move each business to a single platform, a strategy which has proven itself time and time again at Fortis, at the consortium or in the industry. The second favourable factor is that both organisations have built over the last few years a common set of shared services and external partnerships. In terms of sourcing for example we have at our disposal quite a few options in terms of using internal resources, external resources be they based up, on or near shore. Within Fortis rather than a mass outsourcing we have adopted a strategy of smart-sourcing where we select the most optimal mix of these different options and this is a strategy we intend to keep going forwards and on which our plans have been based. A final advantage comes from the consortium approach itself which brings to bear the resources and expertise of four different IT and operation financial services groups. It also presents us with the unique opportunity to combine the volumes and the geographical reach of the consortium. Although I certainly do not want to oversimplify the entire process, we are convinced that we can integrate in a straightforward way and which will deliver today synergies of €421 million for IT operations which we will now have a look at.

As in all mergers—and a question was asked about this this morning—the delivery of the synergies can be viewed as phases with the level of integration achieved. In the first phase immediate savings will be achieved by the simple elimination of overlapping investment both at group and business level. They scale effects and rationalisation will also be quickly identified and delivered. The second phase is the migration to the chose platform for each business and the delivery of infrastructure consolidation benefits. Business scenarios have been prepared for each major migration, on the basis of which synergies were evaluated on the combined cost base of ABN AMRO and Fortis. The final phase covers savings from the merger and migration to cross-border shared service factories within Fortis and in certain cases operated in tandem with consortium partners. Though representing considerable efforts over the coming few years, one can see these actions as the natural follow-up at a larger scale of the cost saving and growth support programmes successfully conducted in the last few years in operations, systems and infrastructure at Fortis.

Let me now hand over to Jos to quickly give you a run through our credentials and approach in delivering integration benefits. Jos?

Jos Clijsters: Thank you Alain. Ladies and gentlemen, as has already been said execution will be key. I’d like to repeat that Fortis has a strong track record of profitable growth fuelled by acquisitions and as you can see on the slide that might be familiar to a lot of you, you’ll see that our track record since 1990 when Fortis was born as the first cross-border merger in the financial industry, we have had a successful growth. You’ll see that on a double digit growth by earnings per share and dividends per share. This is an impressive track record by all standards. This performance can be attributed to on the one hand strong organic growth but also carefully executed and well defined transactions both domestic and international. Some of these transactions were substantial relative to our size at that size, think of ALSK, think of General Bank, ASR and others. This proven expertise can now be applied to the integration of Fortis and ABN AMRO business. We believe it is this experience that will ensure success.

On this slide you’ll see four examples of the more than 40 acqusitions we have done. I will focus on one if you’ll allow me, that is in the integration of the G-Bank because that has the most similarity with what we have in front of us now. The merger of ALSK and G-Bank promised the market transaction benefits of €675 million. The reality is that we delivered €861 million which is 28% more and one year earlier than promised and without any social conflicts. During this process we merged more than 1,000 branches, keeping our customers and keeping our service levels and strongly improving our profitability. This integration results like you have seen also the others are obviously not the results of luck. It is the result of a lot of sweat, no tears, hard work, sense for detail because that’s mainly retail but also sense for emotional values of the people and of our customers. That is why we developed the integration model or the integration process within Fortis. As you can see on the slide page 1-3, it means transition, integration and transformation are described like Alain did for IT and operations. The initial phase called zero here is about the pre-acquisition, that is what is going on today with an important milestone today for the communication. Without going into all these different steps and milestones I would like to point out that successful delivery is highly dependent upon getting the human factor right as from the beginning and that goes as well internally towards the people working for the bank and externally towards our customers. Our Fortis integration model and our methodology is designed to take that into account as from the beginning. Ladies and gentlemen, the main message that you should take away from those three slides is that Fortis has the experience, the model, the management, the plans and above all the will to make this integration a resounding success. Thank you.

I will give the floor to our dear CFO Gilbert.

Gilbert Mittler: Thank you Jos. So ladies and gentlemen, now that you know everything about the strategic rationale of this transaction, I the CFO have and I want to make sure that you understand but also feel at ease with the way we are going to finance this, the solvency of Fortis after the transaction and also the synergies related to this transaction. As Jos just said we at Fortis have an excellent track record in creating shareholder value also through acquisitions and be assured that when we look to this opportunity, prepared for this opportunity, we approached it in a very I would say professional but also very prudent way and of course with the benefit of that large extensive experience of integrating and acquiring. Right at the start I would like first of all also to mention that the assets that we are going to acquire through these acquisitions have a rather low risk profile. You know that we will buy 33%, so 1/3 of the assets of ABN AMRO but in fact we are only going to be allocated 25% of the risk weighted commitments of the company. To finance €24 billion we will first execute a number of capital relief transactions so we are going to sell a few assets, we are going to improve the level of assets that we are going to offload from the balance sheets through a number of securitisation programmes that by the way are already in the programme. In the previous presentation a lot of questions were raised about the assets that were going to be sold. Let’s make it fairly clear here, those are non-strategic assets, so don’t think that we are going to sell some of the core activities of Fortis. Part of those sales by the way will be the so-called ‘rump’ assets that the consortium will acquire from ABN. That’s roughly for between €5-8 billion. The remaining €18-20 billion will be financed through new capital. First of all €15 billion of rights issues and between €3-5 billion other capital instruments. As you can see on the top left of this slide the financing mix that we have put as a key objective in order to design the financing has to do with solvency, so we want to keep the solvency of our company the way it is today. After the completion of this transaction the core Tier I ratio of Fortis will still be at 5.7% and the Tier I ratio will still be at 6.7%. This as some of you will certainly question, this is still very conservative taking into account not only on the assets that we are going to acquire but also the consolidated assets of our company.

Contrary to a number of reports in the media, the financing structure of the proposed transaction has never been in any doubt. It is secured, both in terms of solvency and also in terms of availability of the cash. So we have put in place one a standby underwriting for the rights issue for up to €17 billion with Merrill Lynch and a few other European banks. The standby underwriting for non-equity Tier I capital for up to €5 billion, also with Merrill Lynch; and last but not least a backstop liquidity facility of €10 billion with major European banks. I know that in the Q&A session this morning a question was raised about the names of those banks. We decided together with the members of the consortium and also with the banks who signed that we would show—and we did by the way—the letters to the regulators, the DNB, but we will not yet disclose the names. But ladies and gentlemen, be sure and don’t worry, those are big continental European names and by the way Benelux is part of the continent.

As you would expect this contemplated transaction including the financing will be put to our shareholders for discussion and approval. The effective implementation of the financing will and the capital raising will of course depend on the speed of the M&A transaction. We will not issue those shares and those instruments before the moment that we will need them in order to pay the ABN AMRO shareholders. My colleagues and friends, Jos, Filip and Alain and Jean-Paul also of course have already outlined the anticipated synergies which in total we estimate to be at least €1.3 billion. 86% of those synergies are related to costs, 21% of the total combined cost base of Fortis and ABN assets and activities related to this integration or 28% of the cost base that we are buying. But the purpose of this acquisition is not a cost cutting exercise. As Jean-Paul Votron said in his presentation this is about growing the business. We took only 14% of revenue synergies knowing that you don’t give a lot of value to those synergies and that we are very humble and prudent people, but be aware that as in the past the outcome of the synergy will certainly be higher than what we expected. We expect also to realise those synergies between now and 2010 which we believe based on our previous experience can be considered as efficient, prudent and also orderly in terms of integration.

So ladies and gentlemen, if you want to remember only seven key financial indicators for this transaction, you have them on this slide. This is about an investment of €24 billion, it will be financed for 60% with a rights issue, 20% with other capital instruments and 20% by the sale of assets or capital relief transactions. This is about a price earning pro forma 2007 of 9.8. We’ll keep a stable solvency at the rate of 5.7% for the core Tier I and 6.7% for the Tier I ratio. Our return on investment of 11%, so well above the Fortis cost of capital in 2010 and in that same year an accretion of profits of more than 4%. Last but not least as we said already the EPS CAGR for the long term plans for 2006-2007, we move from 12% at least to 13% at least.

So ladies and gentlemen, this was the CFO part of this presentation. I believe that Jean-Paul Votron wants to take you through the concluding slides.

Jean-Paul Votron: Thank you Gilbert. I want just to conclude with a few important messages here. First the aspect of social impact is important, you should know that Fortis always has made a point in any integration restructuring to do this in the most acceptable social way. As I’ve said there will be overlaps of functions to the amount of 6,443 but be assured that we will take all the necessary measures to make it happen in the most socially acceptable environment because this is part of our DNA and we’ve proven over many years that we can do this very well.

What I want to share with you is that this is a strong commitment to our Dutch stakeholders as a whole but to all stakeholders around the world as well, but as the core of this event is around the Netherlands let me just re-affirm why this is so important. In the Netherlands we believe we have been for a number of years operating, we see a tremendous opportunity to actually boost our presence in the Netherlands and in Benelux joining forces with ABN AMRO, building on the strong basis from that company as well, ABN AMRO has been a very good operating company, we want to also leverage their skills, leverage their opportunities and build together a great company in Benelux which will expand furthermore as we’ve been demonstrating with Fortis already. We’re very excited about this, this is an opportunity which you’ll never see crossing just like that, it’s a great opportunity, something we could dream of and now it could become reality so this is something I wanted to say again.

Finally I want to wrap up maybe and I’m sure you will have questions but the wrap up is simply to say two things. One is that as a CEO I feel very strongly that we can deliver this. I feel that this is as I said a unique strategic opportunity. I feel particularly comfortable with all the discussions I had with the consortium, with the partners and we’ll be partnering a lot with RBS as you know and Mark Fisher, the president will be part of the team. It will be one team really wanting to make the best job out of this. I’m very confident about our ability at Fortis to deliver this as well, we have great people who have also done these jobs before so I think that at the end of the day I can really tell you that you have my full support as a CEO to make this the greatest possible success. I’d like to open the floor for questions if we have questions and maybe there are microphones, please raise your hand and introduce yourself. Thank you.

Operator: Participants wishing to ask a question should now log off this conference and redial a new access number. Please redial 0044 207 138 0842 for the English conference and 0034 914 533 445 for the Spanish conference. You will be greeted by an operator who will take your details and you’ll be returned to the conference where you must press *1 to ask a question. To confirm, please redial 0044 207 138 0842 for the English conference and 0034 914 533 445 for the Spanish conference. Give the operator your details and then press the * or asterisk key followed by the digit 1 on your telephone keypad after you return to the conference. Please ensure that the mute function on your telephone is switched off to allow your signal to reach our equipment. We will take questions in the order received and we will take as many as time permits. If you find that your question has been answered you may remove yourself from the queue by pressing *2. Again, that’s *1 to ask a question. Thank you.

Jean-Paul Votron: …with our relationship with Mark as well and Alain and Karel de Bock, all those people associated that the list of priorities are well identified and that we are committed to deliver on the list of items and actions we have to take. Maybe if you want to have the confirmation from Mark, Mark Fisher from RBS so that you have the neutral voice as well?

Mark Fisher: The consortium will benefit by realising cost benefits. I don’t understand how anybody would benefit by delaying the realisation of something that could be realised earlier, so the agreement that we have quite clearly allows the benefits that are realised in the Fortis part of the business to flow through into Fortis’ economic interest in the holding company, so we will be doing things as quickly as possible and I can’t see any circumstance that we will…the only reason we won’t do things quickly is if we feel we need to consult more with the regulators or with the Works Council or whatever that may be, but the pace is agreed between us.

Manus Costello: It’s Manus Costello from Merrill Lynch, I had three questions please. First of all why did you decide to sell the consumer finance business in the Netherlands to Santander? I would have thought that would have been something that you’d be interested in retaining given your expansion into that area more generally? Secondly can you explain to me please the 35% of synergies which are considered to be overhead costs? I still don’t entirely understand why that is split away from the individual divisions because as I would have seen it either there’s some double counting going on or there’s something that I don’t fully understand about why that is split out. Lastly looking at the terms of the acquisition for you guys versus your consortium peers, you have the lowest ROI and the lowest accretion numbers, should I therefore assume that you have the greatest potential to outperform and you’ve been most conservative in your targets or just that this is the lowest risk portion of the consortium?

Jean-Paul Votron: Can I start with your last question and we’ll go up the ladder to the top one? In terms of ROI we have very strict guidelines and measures and disciplines at Fortis where we never consider an acquisition which is not in the third year having an ROI superior to 10% double digits, in this instance we’re talking about 11%, hopefully we’ll do better by the way, but it’s accretive at the pace of 4.3% in 2010 which I think is a pretty good accretion. So I feel confident—and by the way if you look at the history, I’m not promising anything here, but the history of Fortis has shown that they are delivering better than their plans usually and this is true for large acquisitions, I can go back to the General or ASLK story. In terms of the consumer finance it’s just an overlap with activities we have already and which are already well covered from a Fortis standpoint. There was no need to add distribution to that because we were already into the progress channels and so on so we didn’t feel that this would add anything to what we have today because we have national coverage. In terms of overheads, Alain, do you want to comment there?

Alain Deschênes: If you look at slide 31 that I presented you see that actually we’ve separated the IT and operations savings in two categories. They were the ones which we were able immediately to ascribe to a business. There are others when looking at them, I think Mark commented today on the extreme clarity of the recharge within ABN AMRO and so therefore there are numbers which we feel a little less comfortable in immediately assigning to a particular business. What we did on page 31 is take actually the revenues of ABN AMRO in 2006 to give you an indicative split of how these will be attributed to the business. This is something we will confirm very rapidly in the first 25 days.

Jean-Paul Votron: This is also by the way exactly the same for the overheads, you have headquarters for ABN that will be shared by the consortium part but you have also a headquarters for the Dutch operations, and not knowing exactly how those costs are allocated we know as assets for IT that we are going to reduce costs there but we didn’t want to make mistakes in allocating that to the different businesses, but it is certain that in there there is no double counting.

Manus Costello: Is this an example then of a cost which would fall into an additional central synergy for retail banking and one which would fall into a direct synergy?

Alain Deschênes: If I take for example some of the largest, we mentioned this morning that a large part of the cost base of ABN AMRO right now flows to very large outsourcing deals. Currently we estimate that we will be able—when I spoke about overlapping investment—we think we will be able to reduce that to a considerable degree. How will this be attributed and what part, what projects? We would need to have a complete listing and we had limited due diligence, and therefore as I had a list of all the investments currently being made I would have been able to attribute them more correctly, so we are being a little prudent on this.

Questioner: Can you comment on I remember when ABN AMRO made the offer on General Bank there was lots of tension between the Belgian Central Bank and the Dutch Central Bank. At the end of the day a market transaction happened with Fortis stepping up. In this case I’m sure ING had the opportunity of looking at the ABN AMRO transaction and they decided to pass it up. Can you comment on how the two regulators between the Belgian Central Bank and the Dutch Central Bank are talking right now? Can you comment on the discussions you’ve had simply because it looks from the outside that it’s fine for a Dutch bank to buy a Belgian bank but Fortis which is an integrated group regulated in both countries it appears had some pressure from the regulator not to step up and I don’t understand why that would be the case.

Jean-Paul Votron: I’m sure you’re aware of the fact that we are regulated by the Belgian CBFA and the DNB and the CBFA leads actually, this is a model Europe could copy because one of the things which would benefit in Europe would be have lead regulators when you operate on multiple geographies, but that’s a side product which we could develop doing forward, but this relationship works very, very well. The relationship which we have with the DNB has been an open one, has been a discussion which we’re starting very early on where we explained the logic of a consortium. It is to be expected that when we explained that the DNB had questions about that consortium versus a mono kind of approach which was about this one and the questions were more related to the ability of the consortium to execute what we’ve said we will do and certainly to guarantee that there would be a continuity of business etc. To that point we have decided very early on that we would ask RBS to be fronting the operation so that they take that responsibility going forward working together very closely with Mark Fisher and also the businesses and in particular Fortis and Santander will have more of two businesses which you can easily detach. It’s not the case of the businesses we’re dealing with, so the DNB have had many questions about that and also many questions about the financing capabilities of Fortis in particular because they are regulators. We could bring them satisfaction levels for that point by showing them that we have all the necessary signatures at the bottom of documents proving that the financing was secured and was no issue. So we have an ongoing dialogue with the DNB, we plan to accelerate these discussions as we go forward to make sure that we have a perfect alignment, by the way also with the Minister of Finance in the Netherlands.

Last question please?

Nick Holmes: Nick Holmes at Lehman. Can I make it three little questions? The first one is: I can understand your not wanting to talk more explicitly about the disposals but I wondered, can you tell us if these disposals are not made or at least if the non-rump disposals are not made, what effect does this have on the deal? What would be the EPS accretion of 4%, what impact would it have on that and the ROI of 11%? That’s the first question, then I’ve got two very easy questions which are: can you tell us what the international proportion of the business of ABN that you’re acquiring is? Sorry, when I say international I mean outside Benelux, just thinking of your 30% target and how you are positioned could be after the deal? Then the third and final question is: are there really no areas where the market share of the combined ABN and Fortis businesses in Holland raise some question marks about competition? I just wondered in commercial banking I’m slightly surprised there aren’t some areas that this is a question with? Thank you.

Jean-Paul Votron: Ok, let me maybe handle the last one and then Gilbert will tackle the two others questions. We are looking at that situation and as a matter of a fact we already had a meeting, I had as well with the EU and I think we are honestly in pretty good shape. There are at the edges elements which could put a question market in terms of size but they are really at the edge of elements so I’m not having a particularly great concern about it. Filip, you had a chance to look deeper as well?

Filip Dierckx: I think that if you look at the businesses we acquired and what we had at Fortis then we are mainly in commercial banking in what I would call the upscale and the international part of the business, so I think the point will be even—and Jean-Paul is fully right, we don’t think we are at the levels but even if you would be at levels which are too high then you are not I think in a Dutch market but in a more European market because that’s the kind of business where there might be some high percentages.

Nick Holmes: And the Dutch regulator is happy with that?

Jean-Paul Votron: At this stage yes, we presented our plan as it stands. I suppose that the EU will have a lot to say and study about that but the first contacts have been made and people have worked in teams are quite promising. The two other questions in terms of disposals Gilbert…

Gilbert Mittler: In terms of acquisitions we acquired…the assets, 35-36% of the profit of the activities that we are acquiring are coming from private banking and asset management and if we assume roughly that half of that is done outside of Benelux, that means that 17-18% of the activities that we are buying are having profits coming from outside Benelux, so that’s not far away from the 21% for Fortis at the end of last year, so that means that 30% for 2009 is still indeed the target. In terms of disposals what I said is that the capital relief transactions were going to be between 5-8%, roughly 1/3 coming from the rump, 1/3 coming from securitisation and 1/3 coming from the sale of non-strategic assets. So if you have a little twist there this will not impact the ratios that we gave at the start of my presentation.

Jean-Paul Votron: Thanks Nick. This was the last question. Thank you for your time, I hope we’ve been able to answer your questions. If not, if you have more points you can have direct contact with our IR department. Thank you very much. Thank you for the RBS support for this show as well. Thank you.

Santander Presentation

Alfredo Sáenz: Let me start by saying that this deal has a very compelling strategic and financial logic for Santander shareholders. In this presentation I would like to explain why. I will start with a brief introduction about the structure of the deal. Most of you should already be quite familiar with this information so we’ll just focus on the key points. I will then discuss the strategic rationale of this deal for Santander. After a short overview I will get into the strategic rationale of each one of the three assets that we are buying. I will spend more time focused on Brazil and Italy since that is the bulk of what we are buying. I will then discuss the financial impacts and the financial returns we expect from this deal. I will wrap up with my conclusions.

Let me start now with the structure of the deal. As you know the starting point of this operation is that we believe that ABN AMRO has good businesses but that they have not been maximising their potential. One of the reasons is that their operations are in many cases too thinly spread across businesses and geographies. On top of that some of their businesses are sub-scale, others in a state of adequate scale lack focus. We believe our consortium is in a unique position to address these problems. First of all the businesses that we are buying fit well into each of the three bank’s business portfolios. Secondly, this deal represents an excellent opportunity for each of the three banks to create value through in-market synergies, better scale and more competitive business models. The new entities that will be created in each market will be stronger and better able to invest in future growth. Finally the executive risk of this deal is low. Each one of the three banks has proved its ability to successfully integrate acquisitions.

We are offering ABN shareholders €38.40 for each ordinary share, a price that is 13% higher than the Barclays offer. In addition the offer has a high cash component which makes it more attractive. In order to increase the certainty for all ABN AMRO shareholders, all equity and capital instrument issuance have been fully underwritten. Overall I believe this offer to be extremely attractive for all ABN AMRO shareholders.

On this slide you can see the split of the businesses. As you can see we at Santander are buying three businesses, the Business Unit Latin America excluding corporate banking activities outside Brazil, Banco Real in Brazil represents the bulk of the value of this business unit. Secondly we are buying Antonveneta in Italy. Thirdly we are buying Integrant and DMC, ABN AMRO’s specialised consumer finance business in the Netherlands. This operation is relatively small compared with the other two businesses.

This is how the total consideration offer by the consortium is spread between the three parties. As you can see we are paying €19.9 billion which represents 27.9% of the total or €18.85 billion excluding the value of the shared businesses. I will discuss these finances in more detail later in this presentation.

Let me explain now the strategic rationale of the deal for Santander. This deal has a clear strategic and financial fit for us. I will start with the strategic fit. We are purchasing assets in markets that we know well and in which we already have a presence, in markets in which we are confident that we can create value, in Brazil through in-market synergies resulting from the integration of the two banks, in Italy through the implementation of our IT systems and our retail banking model like we have done in Abbey and in Interbank through its integration in the Santander consumer structure. We also think our integration experience allows us to create value with low execution risk. On top of that we think these assets will benefit from their full integration into our global structure. Our philosophy is that any unit we buy needs to generate synergies with the rest of the group. This deal in the terms that have been formulated comfortably meets our financial criteria. The first one is that it needs to have a positive impact on our EPS no later than year three. This deal is EPS positive from year one. The second one is that its return on investment needs to exceed our cost of capital by the third year. In this case we expect to exceed this hurdle by the end of the second year of control.

This chart illustrates the point I was making earlier. The units we are acquiring will be fully integrated into our structure. They will be migrated to our proprietary IT system and they will extract value working together with our global units including wholesale banking, consumer finance, cars, asset management, insurance and private banking—all this with little execution risk.

Now I will discuss in more detail the strategic rationale of acquiring each of the three assets. I will start with Brazil. The first point is that we consider Brazil to be an extremely attractive market.

The second point is that this deal will allow us to achieve a quantitative leap in Brazil in terms of scale and this leap in scale translates into new commercial opportunities. The third point is that Banco Real fits well with our existing business in Brazil, both from a geographic and form a product point of view. The fourth point is that we can add significant value by extracting in market synergies from the integration of both banks. The fifth point is that the execution risk of this integration is quite low. We have successfully completed similar integrations in Latin America and specifically in Brazil before.

I will discuss each of these points in detail. I will start with the attractiveness of the Brazilian market. We believe that the Brazilian economy is benefiting from a cycle of better policies, increased confidence and the development of local capital markets. This virtuous cycle is well supported by a favourable external environment including high commodity prices and a positive momentum of the global economy. This is allowing for the creation of a local capital market in local currency, fixed rates and longer maturities that is transforming the financial business in Brazil. All this is leading to the increased likelihood of Brazil becoming an investment grade economy. The high volatility, low levels of confidence and the absence of local capital markets has precluded the development of the financial system in the past. As a result banking penetration levels are low, not only by developed country standards but also when compared with other emerging markets. As you can see in this slide the penetration of low deposits or mortgages to GDP is roughly half of what it is in the other BRIC countries. As a result we think that the development potential of this banking system in a stable environment like the current one is very compelling. This is exactly what we are experiencing at the moment. Volumes are growing at a healthy rate both on the assets and on the liability side. We expect volume growth to remain strong for the next few years and the profit generation capacity of local banks to continue to expand.

The second point is that this deal will allow us to create one of the largest banks in Brazil. In terms of distribution networks including branches and PAVs, we will become the third largest bank ahead of Itaú and not far from Bradesco. In terms of total loans we would also be the third largest bank ahead of Itaú. In terms of total deposits we will become the second largest bank ahead of both Bradesco and Itaú. In terms of total revenues we will be the fourth largest bank, not far from Bradesco and Itaú and almost doubling the revenue base of the fifth largest bank. We are the first foreign bank in Brazil which will be able to compete with the large Brazilian banks on equal terms, and despite being in the same league as Bradesco in terms of distribution networks, loans, deposits or revenues, there is still a sizeable gap in terms of expected profit generation even after taking into account the announced synergies. This chart tells me that there is a significant potential beyond the conservative synergies we have announced for the next three years. Our ambition is to capture the potential over the medium term and reach the same profitability potential as Bradesco and Itaú.

The third point is that there is an excellent fit between the two banks. From a geographical point of view both banks complement each other extremely well. Banco Real is strong in Rio de Janerio and Minas Gerais to a state in which Santander is under-represented in terms of distribution network. At the same time Santander is strong in regions such as Rio Grande do Sul where Banco Real is under-represented. Overall the combined entity would have a more balanced branch network with a strong market share in the richest regions of the country. From a product point of view the fit between the two banks is also very good. Santander Banespa is stronger in the affluent segments and corporate banking. At the same time ABN Real is stronger in the mass markets and in the SME segment. The combined entity would be a more balanced bank from the point of view of its products and client mix and dominates all product markets in the Brazilian market banking sector.

The fourth point is that we are well positioned to deliver in-market synergies. We have a clearly defined plan consisting of five sets of initiatives with a very clear timetable. Our goal is to achieve efficiency improvements without disrupting the commercial activity of the combined bank. During the first stage we will bring Real’s efficiency up to our standards by applying our operating practices and proving their processes. We will also start the implementation of our proprietary IT systems in Banco Real with the objective of achieving the full integration of back offices and product factories. In the meantime the two banks will be kept separate in order to avoid any distractions. The next stage will be the full integration of both head offices and central functions. The integration of both distribution networks will be the last step of the process once the rest of the bank has been successfully integrated. This will replace both banks on an equal efficiency basis before starting the integration process. This chart illustrates where the improvement potential of Banco Real on a standalone basis. As you can see the ratio of general and administrative expenses over customer volume is 22.4%, more than 20% higher than Santander Banespa’s 1.85%. We expect that once we take control we can achieve a clear improvement in this area.

Our goal is to handle the integration in the most sensitive way regarding employment. Whatever initial job losses resulting from duplication of functions will be handled through retirement programmes or through incentivised and agreed lay-offs with the required economic compensation. We expect a significant proportion of the employment adjustment to be absorbed by the high turnover ratio in the business, in other words through reduced hiring needs. In fact we expect an important proportion of the savings to reflect the investments which would have been made had the two banks remained independent, but that becomes unnecessary after the integration. Finally I want to make clear that the fact that we see potential to achieve a significant efficiency improvement does not mean that we plan to abandon our growth mode or that we plan to shrink the combined entity. Our focus will continue to be on growth as it has been over past years as part of our long term debt on the Brazilian economy and we expect to continue to clear just in Brazil in the medium term.

Apart from the cost synergies we also think there is a substantial potential to improve the revenue generation capacity of the combined unit. We envisage the resources of enhanced revenue generation. First we will be much stronger in any business which requires a broad distribution network with full coverage of the territory. Up until now we were not taking full advantage of growth opportunities because our presence was not as strong as it should have been in all regions. We were addressing this problem through our branch expansion programme. The integration of Real allows us to jump to the next league once and for all and to compete with Banco do Brazil, Itaú or Bradesco in equal terms. Second we think that the two banks can share best practices. As mentioned before the product complementarity of both networks is excellent. Third, the support of our global units such as wholesale banking, asset management, the insurance or the car unit will help Banco Real take full advantage of its growth opportunities. We have chosen to be conservative in quantifying revenue synergies in Brazil with a target which represents less than 2% of the combined revenue base, however my own personal opinion is that we have an excellent opportunity to exceed this target over time.

In this slide you can find a summary of the announced synergies. As you can see we expect total synergies in excess of €800 million, €700 million of which will represent cost synergies and €110 million will represent revenue benefits. Given past experiences in the region this is a target we feel very comfortable with. The announced synergies will allow us to improve the ratios of the combined entity, however as you can see in this slide we will still be below the expected profitability and efficiency levels of our main competitors. In my view this reflects the fact that we have been conservative in our synergies and that we will still have room for improvement to reach profitability levels of Bradesco and Itaú in the medium term.

The fifth point is that we can execute the announced synergies maintaining a low level of execution risk. Over the past 10 years we have integrated four banks in Brazil as you can see in this slide, therefore our people in Brazil know exactly what needs to be done to ensure smooth integration. Today our bank in Brazil is well prepared to integrate Banco Real. All our businesses in Brazil operate on the same IT platform, a platform which is multi-bank and fully scaleable. This makes the integration of Real much easier.

In addition we have experience in integrating banks not only in Brazil but also in other countries in Latin America. In both Chile and Mexico we have integrated two large banks. In Chile we integrated Santander and Santiago. In Mexico we integrated Santander Mexicano and Serfin. This slide shows the results of these integrations, the improvement of the commercial capacity and the cost synergies we have extracted from these marriages have enabled us to achieve a substantial reduction in the combined entities’ cost income ratio. In the past two years alone this ratio has improved by more than 16 points. We are confident that we can achieve similar results in Brazil.

Let’s move on now to the rationale by buying Antonveneta. First of all I would like to make the point that overall we don’t have retail in Italy, clearly are not newcomers in this market. We have been present in Italy for more than 10 years, at first through our stake in San Paulo and later with standalone businesses in areas such as asset management, consumer finance or private banking. As a result it is a market we know extremely well and therefore we can have a very realistic view of its potential and our opportunity to generate value. The rationale for buying Antonveneta is different from the rationale for buying Real. We don’t have an existing bank in Italy and as a result we would not be executing an in-market integration, however I think we have proved in the past that we can create substantial value in a cross border acquisition.

Let me summarise in three points why we are buying Antonveneta. The first point is that as we have stated in the past we believe that Italy is a very attractive banking market. It is a market that offers structurally good returns. It is also a market that is underdeveloped in some areas and as such offers top line growth opportunities. The second point is that within Italy we think Antonveneta is an attractive franchise. It has the necessary scale to be profitable. It has the business and geographical mix that we like and it is an excellent platform from which to grow organically. The third point is that as mentioned earlier we believe we can add significant value to Antonveneta both on the revenue front and on the efficiency front.

Let me discuss these points in more detail. The first point is that we believe that Italy is a very attractive market. In many ways it is an underdeveloped banking market. The penetration of both loans and deposits is below the European average. Strategically the penetration of some of the most profitable banking products such as retail, mortgages or consumer credit is much lower than the European average. We believe that these product markets are starting to develop and this represents an attractive opportunity for the bank with extra fees in these areas such as Santander.

The second point is that we consider Antonveneta to be an excellent entry point into Italy. Italy is in a strong position, it is a local market and a good starting point in some very attractive regions in Italy. In terms of size it has critical mass to compete, in fact in terms of scale it is similar to some of the banks we have in Europe such as Banesto in Spain or Totta in Portugal. We also like its geographical as I will explain later.

After taking into account the mergers which have been announced recently, Antonveneta would have the seventh largest distribution network in Italy and the sixth largest in the north. In most markets we would be far from the incumbents which in a consolidated market provides a good potential for gaining market share. Antonveneta has a strong presence in rich markets such as Veneta and Friuli. It also has more presence in areas such as Lombardi or Piemonte or Emilio Romagna that represents a good starting point to gain market share over the medium term. I think its footprint would give us an excellent opportunity to execute a strategy of sustained organic growth for the medium term.

Now let me explain why I think we can add significant value to Antonveneta. First of all there is very significant potential to improve Antonveneta’s operating efficiency. Its ratio of personal expenses to total revenues is not out of line with our operations in Continental Europe, however its ratio of general administrative expenses to total revenues is clearly higher. In fact it is almost seven points higher than our least efficient operation and almost 13 points higher than our most efficient operation. We believe this reflects room for improvement in operations at Antonveneta as well as the impact of the implementation of Partenon at our banks.

In order to improve Antonveneta’s efficiency we have identified three sets of initiatives. The first one will be ordinary cost reduction initiatives. This means reviewing all processes, internal procedures and external contracts in order to identify areas for improvement. This is exactly what we did in our first year in charge. The second one would be IT consolidation. This means implementing our proprietary IT systems in Antonveneta. Migrating the bank from its systems to Partenon immediately enhances its efficiency by simplifying all processes and sharply reducing maintenance costs. The third one would be support function centralisation. This means allowing the group to centralise functions such as data processing, software development, IT services or purchasing activities. Once Antonveneta is running on the same IT platform as the rest of the group, this centralisation is quite a straightforward initiative. We believe that our efficiency improvement initiatives can generate cost savings worth €150 million and these initiatives will move Antonveneta closer to the standards of our other retail banking operations in Continental Europe though still from our best practices.

On top of the efficiency improvement potential we think there is also potential to generate substantial revenue benefits. We have grouped these benefits in three categories, the first one is the potential to improve the commercial performance of Antonveneta in areas in which it is under-represented. The second one is the potential to generate synergies with our global units; and the third one is the potential to expand Antonveneta’s presence in Italy through an organic expansion, taking advantage of the consolidation process ongoing in the Italian market.

Now let me discuss each of these points in more detail. The first point is the potential to improve the commercial performance of Antonveneta in areas where this is under-represented. At the moment Antonveneta has a market share below its real level in areas such as retail mortgages, consumer finance or mutual funds. These are areas in which Santander is particularly strong. In both retail mortgages and consumer credit we are one of the top players in Europe. In retail mutual funds we also have a very strong track record with market shares above our natural market share in most of the markets in which we operate. We believe our strength lies in the combination of good product innovation and a strong sales process at branch level. We think we have the tools and the expertise to trigger the clear improvement in these areas.

The second point is the potential to generate synergies with our global units. Antonveneta can generate substantial value by teaming up with our global units in areas such as credit cards or insurance. In credit cards we already have some presence however leveraging Antonveneta’s client base and distribution network will allow us to make a clear impact in the market. In the insurance there is also a lot we can do. There is significant potential to improve the cross-selling of credit related products. On top of that we think we can also make an impact in Italy’s savings pool to higher value added insurance products. In corporate banking Antonveneta will also be working together with our global wholesale banking unit in developing high value added products for SME customers. This is a strategy we have successfully executed in Spain, Portugal and Latin America and the Italian market has proven to be receptive to these kinds of propositions. The third one is the potential to expand organically Antonveneta’s presence. The current situation where the top five groups focused on executing mergers and integrating branch networks offers a unique opportunity to gain market share in Italy for focused and efficient players. In the reverse we have substantial experience in opening new branches at a small marginal cost, gaining market share in the process. For example we provide evidence that we tend to improve efficiency in back office operations and use this to expand our distribution net that we see equals market opportunities.

This is a summary of our value creation potential in Italy. We think we can generate €150 million worth of cost synergies or 30% of Antonveneta’s 2006 cost base and €60 million in revenue synergies or 3% of its revenue base that same year. Overall we think can generate total synergies worth €210 million. I would like to share with you a thought about the revenue synergies we are announcing in Italy. We are extremely confident that we can generate value on the commercial front in Italy. We have a good feeling about our potential in this market, however we have been somewhat reluctant to quantify the full impact at this stage. In fact we announced that synergies exclude the impact of any potential branch expansion. Once we have taken control of Antonveneta and the visibility of this front improves you should expect some updated plans from us.

As you can see on this slide executing the announced synergies would still leave us below best practice standards in Italy as reflected in consensus forecasts for the main Italian banks. This tells us that we are not being aggressive in our targets and in fact it also tells us that even after delivering our synergies we will still have room for improvement.

Now I would like to briefly discuss the acquisition of Interbank, ABN AMRO’s consumer finance operations in the Netherlands. Interbank and DMC represent the largest independent consumer finance provider in the Netherlands. Santander has already a company specialised in car finance in the Netherlands that will fit very well with Interbank and DMC. This business will fit into Santander’s restructure and it will benefit more from the centralisation of sales functions as well as from product expertise. As a result we will expect to generate synergies worth €10 million over the next three years of which €5 million will be cost synergies and the other €5 million revenue synergies.

Now I will discuss the expected financial impacts and returns of this deal. Let me start with a summary of the synergies. We expect to achieve more than €1 billion in synergies by 2010, of which almost 85% are cost synergies. You can see the breakdown in this slide. I will not go into more detail, I think I have already gone through these figures earlier in the presentation. This is the proposed funding structure. Our share of the ABM AMRO Group is worth slightly less than €20 billion. We think we can fund slightly more than half that figure through balance sheet optimisation. This included accelerated securitisation programmes, increased capital leverage, asset sales etc. We are presenting this balance sheet optimisation target net of any initial charges related to this acquisition. We have tried to maximise the balance sheet optimisation component as much as possible in order to minimise share issuance while at the same time preserving our capital ratios. We are taking our core capital ratio to 5.3% and our Tier I ratio above 7%. We will fund the rest, slightly less than €10 billion through a combination of mandatory convertibles and the rights issue. We will provide more details in due course.

This slide shows our internal breakdown of the consideration paid. We think this breakdown will be useful for the sake of transparency. As you can see the total consideration is close to €20 billion. Out of that figure our stake in the combined businesses including the Capitalia stakes as well as the private equity businesses is valued at €1 billion, therefore the valuation of our acquiring businesses is €18.8 billion. We have assigned €12 billion to Latin America, €6.6 billion to Antonveneta and €210 million to Interbank. We have communicated two criteria. The first one was that any deal had to be EPS accretive within three years. The second one was that its return on investment had to exceed our cost of capital by year three. This acquisition comfortably exceeds our financial harbours. In terms of EPS impact the deal will be positive already in the third year and we expect this positive impact to exceed 5% by the third year. I want to make clear that this impact does not include any kind of fiscal benefit resulting from the deal and includes full dilution of monetary convertible shares. In terms of return on investment we expect it to exceed 12.5% by 2010, well in excess of the cost of capital of our group. As you can see each one of the units is expected to comfortably exceed its cost of equity by that year based on the valuation breakdown explained earlier.

Now I would like to discuss the assigned valuations and the expected returns for each of the acquired businesses in more detail. I will start with Brazil. As I mentioned we have assigned €12 billion of valuation to the Latin American businesses. As you can see we expect the return on investment in euros to exceed 11% in 2009 and to exceed 13.5% in 2010. This takes into account the announced synergies and as mentioned earlier we still have medium term revenue potential which has not been fully reflected in these synergies presented here. In other words we think these are conservative synergies. This slide compares the valuation assigned to Banco Real with the trading multiples of quoted Brazilian banks. As you can see pro forma with the announced synergies we are paying an earnings multiple which is below the earnings multiple of quoted Brazilian banks. In terms of franchise value, for example the price paid per branch, this valuation is 40% the implied multiple with Itaú or Unibanco current market valuations. We have assigned 6.6 valuation to Antonveneta. As you can see in this slide we expect the return on investment to exceed 9.5% in 2009 and to exceed 10.5% in 2010. In order to calculate this return on investment we have included in the price paid the after tax cost of assuming the intangibles capitalised by ABN at the time of the Antonveneta acquisition, in other words we are amortising approximately €700 million after tax of intangibles in Antonveneta. This will result in net profit reflecting better the underling economic situation of the bank.

In terms of multiples we are paying an earnings multiple which is in line with the market multiples of quoted Italian banks, even before factoring in the announced synergies. Including the synergies the multiple is clearly lower. In terms of valuation per branch the multiple is clearly below the average of quoted banks and lower than the implied multiple in recent M&A transactions.

Let me sum up now the main transaction financials. As a reminder we are paying €18.85 billion for the acquired businesses. This represents the total consideration less the value of our stake in the share businesses. We are paying a multiple below 16 times consensus, 2007 for the acquired businesses including 100% of the synergies we obtained a multiple below 10 times consensus 2007 earnings. This is below the multiple at which our stock is currently trading which reflects the value creation potential of this deal for our shareholders. We expect to fund half of the consideration to a balance sheet optimisation exercise. The rest will be funded through a combination of mandatory convertibles and rights issue. After the deal we expect our core Tier I to be in the neighbourhood of 5.3% and after the deal we will expect it to trend up towards the current level. As mentioned earlier this deal comfortably meets our announced financial harbours. It is expected to generate a return on investment above 12.5% in 2010 well in excess of our cost of equity and we also expect the deal to be EPS accretive from the first year exceeding the 5% attrition in 2010.

Now let me sum up the main points. I believe that this deal is an excellent proposition both from a strategic and from a financial point of view. We are buying businesses in markets we know well and which we believe are very attractive. We believe we are extremely well positioned to add value to the businesses we are acquiring through a combination of efficiency improvements and higher top line growth. This deal comfortably exceeds our financial harbours, both in terms of EPS impact and in terms of return on investment. Overall we think this deal is extremely positive not only for our shareholders but also for the shareholders of ABN as well as all employees and customers of the new group. Thank you.

Presenter: We will start with questions from the floor and then we will lead to questions from the conference call. I would underline that questions may be done both in English or in Spanish because they will be translated each way. Can we start with the floor please?

Questioner: When do you think you will have the IT platform ready to focus more on revenues and to extract or accelerate the revenue synergies you can achieve? Second question, you pointed out that even after all the synergies you will be in net profit below your peers, i.e. there is scope for positive surprises. Is it because you are clearly under penetrated in certain markets and therefore what are the markets where the type of customers that Banco Real and Banespa as standalone banks have a lower penetration than the big peers, the Bradescos and so on of Brazil and therefore how this critical change to become one of the top banks becomes a key advantage to gain a certain type of customer when the credit positive trade growth will be introduced at the end of the year?

Operator: Participants wishing to ask a question should now log off this conference and redial a new access number. Please redial 0044 207 138 0842 for the English conference and 0034 914 533 445 for the Spanish conference. You’ll be greeted by an operator who will take your details and you’ll be returning to the conference where you must press *1 to ask a question. To confirm please redial 0044 207 138 0842 for the English conference and 0034 914 533 445 for the Spanish conference, give the operator your details and then press the * or asterisk key followed by the digit 1 on your telephone keypad. After you return to the conference, please ensure that the mute function is switched off to allow your signal to reach our equipment. We will take questions in the order received and we’ll take as many as time permits. If you find that your question has been answered you may remove yourself from the queue by pressing *2. Thank you.

Alfredo Sáenz: The IT platform in Brazil, how long, that was the first question and in what phase? In accordance with our experience with other integrations in planting our platform in any retail large bank can be a process which takes between 2-3 years. We do not know exactly what the time could be in Brazil because we do not have the details of the systems being used in Brazil. Three years is a maximum is what it took in Abbey where the systems were very old fashioned and not efficient and very dispersed with lots of sub-systems and it was painful to integrate. So one has to think about it but I think that in Brazil it might be a faster process to integrate. On the other hand we have finished an integration of the four Brazilian banks and we have the equipment and we have the experience of Brazil in situ which we didn’t have in the UK when we integrated Abbey, so these events make me think that the information that we have today which is limited information that the process for the integration of the system could be maybe faster, maybe two years as opposed to three as Abbey cost of Phase I, Phase II, obviously Phase II with previous process of efficiency which is not associated to the IT platform but associated to our operational systems and our normal practices for operation and to common events, factories we have in common that we can phase right from the beginning which are going to give us savings and

Phase II will be probably when we have to face up to the integration of these systems. I think this can more or less be the time frame that you were enquiring about.

The second question, why after joining the benefits, the profits of Santander, Real we have reached a dimension with volume of credits, deposits etc to the level of Itaú or Bradesco, why then the profits of both added are lower, inferior to this? I can’t answer this precisely. I assume that it is because it is a sum of many efficiencies in the case of others and some inefficiencies in our case because benefits, profit is a component of both elements, it’ll have to do with inefficiencies in costs and I’ve already discussed them which is quite clear but it’ll also have to be with inefficiencies and income but I cannot be precise about that at this moment but obviously they are there. Where exactly they are placed I cannot tell you, there are matters that are obvious and that you can have an intuition about, for instance penetration of some retail products, penetration in our case in small and medium sized companies which is something that is to our detriment. Non-penetration or little penetration of Banco Real in affluent markets, but we will not know this exactly until we are able to analyse it in greater detail but what is clear is that the two banks added not integrated give us a result that is even with synergies envisaged by our operation, it yields results that we consider non-satisfactory and how long, how much time it’s going to take us to improve it is something that has to be discussed when the time comes and we will have to share it but it is not possible for me to do so now.

Excess of capital, I think that you know that in Brazil normally you work with excess of capital. The authorities demand that you do so and then the market, the practice is like that. Our competitors and ourselves in Brazil in our units, we have excess capital so this is one more component of the capital of the group and this is included in the figures but once you talk unit by unit Brazil but other markets also demand greater capital than we are used to being asked or have by Europe in euros or in pounds, so in this sense Brazil is different.

I think I’ve answered your questions, now Italy. Obviously I could say the same thing as for Brazil we have to learn the details, we have to go into depth in the platforms, the IT, the systems that Antonveneta has. We have a corporate policy, what is the policy? Whatever the efficiency of the systems implanted in each one of the units of the group because we believe that it’s a good policy in itself and it enables you to have global synergies, unified systems throughout our units. This is something we have experienced in the past, we think it’s a good approach as policy for the group so if we allow that policy to lead us we should say that Antonveneta whatever system they have implanted we should change them, transform them into our partner.

Questioner: In what time frame, how quickly?

Alfredo Sáenz: Depending on the quality of the systems, these systems are efficient and then we will have less incentive to do it very quickly which always gives you some distortions from the point of view of administration but if we can have efficiency very quickly, very clearly we will do it faster but I don’t have at the moment the possibility of giving you precise information and a precise timeframe.

Questioner: Will that enable you to grow better in Italy?

Alfredo Sáenz: Antonveneta for us is an option but this is not the time to discuss it. I don’t think that we should discuss whether we’re going to increase our network for distribution in Italy at the moment.

Questioner: Disposals, [Sepsa] is not included. Does that not mean that Sepsa is not in the list of what is going to be sold?

Alfredo Sáenz: We have said it, Sepsa is something that is available for acquisition purchase. We haven’t taken it into account because we don’t know if the opportunity and the moment and the optimisation of that sale will take place within the timeframe of this operation so we are not going to sell the skin of the bear before we have hunted it, although Sepsa is available to be sold it has not been taken into account in the financing of this operation. It may seem a bit contradictory at the moment.

Questioner: What is the earnings, the attrition?

Alfredo Sáenz: I don’t think this is going to be substantial. When we have greater detail when we’re able to analyse it further we will share it with you, but all the subject of selling properties in the first two or three years will not make a difference and it’s even an improvement when you think of the use of the capital, there’s a better use of the capital, all the other assets, the sale of all the other assets is not going to mean for instance San Paulo, as the accountancy is done it is not attrition, it is not loss, it’s not going to have an impact which could be relevant. It’ll be something more or less, probably less, two digits, very low in our accounts that would not have any material importance.

Questioner: It’s a bit strange to me that the impact on EPS between 2009 and 2010 doesn’t change. Normally when you have the phasing in of the synergies you have around 1/3, 2/3, 3/3 so you have pretty much the same jump in impact between the first and second year than between the second and third year, so I would have expected to see 1% accretion, 4% accretion, 7% accretion but the third year is only five, so I would like to know why that is. Then a slightly more difficult question, as we said before this deal is too good to be true or looks like too good to be true. It all depends on the Supreme Court decision if they are going to keep the blocking of the LaSalle sale or not and I know you won’t like to hypothesise but you would continue trying to buy these assets if for whatever the reason the court would allow LaSalle to be sold to Bank of America? Thanks.

Alfredo Sáenz: In relation to the first question, the EPS accretion, basically the numbers were done. We’ve constructed the numbers based on the consensus of the market and adding these. If the consensus or the market for whatever reason they were forecasting less increase in earnings in Real or in Antonveneta in 2010 compared with 2009 we’ll pick up the numbers, it’s basic mathematics. That’s consensus numbers plus synergies and the synergies are constructed in the way you said, 1/3, 70%, 100% but the consensus numbers are the ones which produce this effect, going only from 4% to 5.2%, it’s no more than that.

The second question, it’s a decision which at the time it’s not a scenario in which we are working as Sir Fred Goodwin said. Clearly this morning the scenario in which we are at the moment is the sale, the acquisition of ABN AMRO and if this took place the consortium would have to take a decision which of course we have not taken yet, that’s all I can say at the moment.

Questioner: If the liability from the LaSalle sale settlement exceeds €2 billion, how will it be split between the consortium?

Alfredo Sáenz: There are specific figures of the assets, I think somewhere in the presentation this morning these figures are reported, percentages of each member of the consortium has in the total consortium. So these figures are the ones based upon this distribution will be made of the cost of this settlement.

Questioner: Ok, thank you very much.

Alfredo Sáenz: Thank you.

97